     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 2000


                                                      REGISTRATION NO. 333-31140
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------


                                AMENDMENT NO. 4

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ---------------------------

                               ATHEROGENICS, INC.
             (Exact name of Registrant as specified in its charter)

                GEORGIA                                    2834                                  58-2108232
    (State or other jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     incorporation or organization)            Classification Code Number)                 Identification Number)

                             8995 WESTSIDE PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (678) 336-2500
    (Address, including zip code, and telephone number,including area code, of Registrant's principal executive offices)

                          ---------------------------

                        RUSSELL M. MEDFORD, M.D., PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATHEROGENICS, INC.
                             8995 WESTSIDE PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (678) 336-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ---------------------------

                                   Copies to:

           LEONARD A. SILVERSTEIN, ESQ.                            ALAN L. JAKIMO, ESQ.
            LONG ALDRIDGE & NORMAN LLP                               BROWN & WOOD LLP
            SUNTRUST PLAZA, SUITE 5300                      ONE WORLD TRADE CENTER, 58TH FLOOR
               303 PEACHTREE STREET                              NEW YORK, NEW YORK 10048
            ATLANTA, GEORGIA 30308-3201                               (212) 839-5300
                  (404) 527-4000

                          ---------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 4, 2000


PROSPECTUS

                                6,000,000 SHARES

                              (ATHEROGENICS LOGO)

                                  COMMON STOCK

     This is an initial public offering of common stock by AtheroGenics, Inc. AtheroGenics is selling 6,000,000 shares of common stock. The estimated initial public offering price will be between $11.00 and $13.00 per share.
                            ------------------------
     Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol AGIX.
                            ------------------------

                                                               PER SHARE       TOTAL
                                                              -----------   -----------
Initial public offering price...............................  $             $
Underwriting discounts and commissions......................  $             $
Proceeds to AtheroGenics, before expenses...................  $             $

     AtheroGenics has granted the underwriters the right to purchase up to 900,000 additional shares of common stock to cover over-allotments.
                            ------------------------
            INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q

                ROBERTSON STEPHENS

                                 ADAMS, HARKNESS & HILL, INC.

                                              A.G. EDWARDS & SONS, INC.

          , 2000

Inside Cover Illustration:

This four-color image/copy will appear on the inside front cover of the prospectus. The image/copy will depict the inflammatory diseases which AtheroGenics' v-protectant technology targets in the context of the organs of the body affected by these diseases. The image will include a full human body with the following organ (disease) call-outs:

      - Lungs (Asthma)

      - Kidneys (Solid organ transplant rejection)

      - Heart (Restenosis)

      - Carotid artery (Atherosclerosis)

      - Knee joints (Rheumatoid Arthritis)

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    9
Forward-Looking Statements..................................   17
Use of Proceeds.............................................   18
Dividend Policy.............................................   18
Capitalization..............................................   19
Dilution....................................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   27
Management..................................................   43
Certain Transactions........................................   51
Principal Shareholders......................................   53
Description of Capital Stock................................   56
Shares Eligible for Future Sale.............................   59
Underwriting................................................   61
Legal Matters...............................................   62
Experts.....................................................   63
Where You Can Find Additional Information...................   63
Financial Statements........................................  F-1

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes included in this prospectus. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 8. Unless otherwise indicated, all information in this prospectus assumes (1) the conversion of all outstanding shares of our preferred stock into 13,859,102 shares of common stock immediately prior to the closing of this offering and (2) no exercise by the underwriters of the over-allotment option.

                                  ATHEROGENICS

     AtheroGenics is an emerging pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, asthma and arthritis. We designed our lead product candidate, AGI-1067, as an oral drug to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. In October 1999 we entered into a worldwide exclusive license agreement with Schering-Plough Corporation to develop and commercialize AGI-1067. We are currently testing AGI-1067 in a Phase II clinical trial for the prevention and treatment of restenosis, the reoccurrence of narrowing of the coronary arteries following angioplasty in patients with coronary artery disease. Schering-Plough has extensive experience in developing, manufacturing and commercializing pharmaceutical products. Schering-Plough's total licensing and development and sales milestone payments to us for this initial indication, excluding royalties and development costs, could reach $189 million.

     We have combined our basic research in the role of blood vessels in inflammation with applied research techniques into an integrated process to discover new drugs for treating diseases of chronic inflammation. We call this technology our vascular protectant or v-protectant platform. Our first v-protectant drug candidates from this platform technology block the production of VCAM-1, a protein that binds to white blood cells that accumulate along the walls of blood vessels and prolong inflammation. Inflammation normally protects the body from infection, injury and disease, but chronic inflammation often causes damage in a misdirected attempt at repair and healing. Diseases of chronic inflammation that we are targeting with our v-protectants include:

          - atherosclerosis, including coronary artery disease, which affects more than 12 million people in the United States and is the leading cause of death in the United States; physicians perform more than one million angioplasties annually worldwide;

          - asthma, which affects more than 17 million people in the United States; its prevalence and economic impact are both increasing;

          - cystic fibrosis, which affects 36,000 children and adults in the United States, of whom 25% are hospitalized at least once annually;

          - rheumatoid arthritis, which affects 2.1 million people in the United States and is more common in women than men; the economic cost of rheumatoid arthritis and related diseases exceeds $65 billion annually in the United States; and

          - solid organ transplant rejection, which affects more than 200,000 people in the United States and is a major factor contributing to organ shortage.

     Our v-protectants are drugs that block a class of signals inside of cells called oxidant signals. Oxidant signals inside of the cells that line blood vessels lead to the production of selected proteins including VCAM-1. These proteins attract white blood cells to the site of chronic inflammation. White blood cells destroy infective agents and promote healing but can also amplify chronic inflammation. Diseases marked by chronic inflammation are the therapeutic targets of several classes of currently available drugs. Some drugs are directed toward reduction of risk factors for the underlying disease, such as high blood cholesterol in atherosclerosis. Other drugs provide symptomatic relief. Among these agents are anti-inflammatory drugs and drugs that decrease the body's natural defenses. These drugs, called immunosuppressants, decrease chronic inflammation, but increase the risk of infection. None of these drugs treats the underlying cause of chronic inflammation. In contrast, we believe that our v-protectants can suppress chronic inflammation by blocking production of VCAM-1 without undermining the body's ability to protect itself against infection.

     AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We are currently managing a Phase II clinical trial, CART-1, to assess in approximately 300 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. We recruited our first CART-1 patient in September 1999 and we expect to complete this clinical trial in the first half of 2001. Our Phase II clinical trial program follows our successful completion of seven Phase I clinical trials comprising more than 150 men and women.

     We have identified other potential v-protectant product candidates to treat asthma, cystic fibrosis, rheumatoid arthritis and solid organ transplant rejection. We are evaluating these v-protectant product candidates to choose lead candidates for clinical development into commercial products. We plan to develop these v-protectant lead product candidates rapidly and may seek regulatory fast track status to expedite development and commercialization. We will continue to expand our v-protectant technology platform with other scientific programs in inflammation using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

     We base our competitive strategy on our ability to integrate the following strengths:

          - we have pioneered basic discoveries in vascular cell biology that form the foundation of our v-protectant technology platform;

          - our scientific expertise coupled with our clinical and regulatory expertise has enabled us to be the first company to conduct Phase I and II clinical trials of an orally-administered, small molecule v-protectant;

          - we expect that our exclusive license agreement with Schering-Plough will allow us to sustain and extend our competitive advantage; and

          - we believe that our scientific, development and licensing expertise strongly positions us to acquire promising technologies and products discovered outside AtheroGenics.

     We believe that these competitive advantages are important to the success of our business strategy, which is to:

          - develop AGI-1067 for commercialization in collaboration with Schering-Plough;

          - extend our v-protectant technology platform into additional therapeutic areas that address unmet medical needs;

          - create value rapidly through innovative drug discovery coupled with innovative development to produce useful drugs;

          - expand our product candidate portfolio by acquiring complementary product candidates and technologies; and

          - commercialize our products based upon the size and other relevant characteristics of the patient and physician populations.
                             ---------------------

     We were incorporated in the State of Georgia in November 1993. Our executive offices are located at 8995 Westside Parkway, Alpharetta, Georgia 30004. Our telephone number at that location is (678) 336-2500 and our Internet address is www.atherogenics.com. We do not intend for information contained on AtheroGenics' website to constitute part of this prospectus.

                                  THE OFFERING

Common stock AtheroGenics is offering...     6,000,000 shares


Common stock to be outstanding after
this offering...........................     22,931,515 shares


Underwriters' over-allotment option.....     900,000 shares

Use of proceeds.........................     We intend to use the net proceeds
                                             for research and development
                                             activities, including clinical
                                             trials, process development and
                                             manufacturing support, potential
                                             licensing and acquisition
                                             opportunities and for general
                                             corporate purposes, including
                                             working capital. See "Use of
                                             Proceeds."

Proposed Nasdaq National Market
symbol..................................     AGIX


     The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding at August 1, 2000. This number does not take into account:



     - 2,567,795 shares of our common stock issuable upon exercise of options outstanding under our stock option plans at August 1, 2000 with a weighted average exercise price of $0.96 per share;



     - 954,238 shares of our common stock available for future grant or issuance under our benefit plans; and



     - 250,290 shares of our common stock issuable upon exercise of outstanding warrants at August 1, 2000 with an average exercise price of $3.40 per share.

                             SUMMARY FINANCIAL DATA

     The following table contains a summary of our statement of operations data. The pro forma net loss per share data below gives effect to (1) the conversion of each outstanding share of preferred stock into one share of common stock immediately prior to the closing of this offering and (2) the pro forma basis of presentation described in "Selected Financial Data" on page 20. See Note 12 to Financial Statements.


                                                                                                           THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                                  MARCH 31,
                                ---------------------------------------------------------------------   -------------------------
                                   1995          1996          1997           1998           1999          1999          2000
                                -----------   -----------   -----------   ------------   ------------   -----------   -----------
                                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees................  $        --   $        --   $        --   $         --   $    555,556   $        --   $   833,333
  Research and development....           --            --            --             --        791,653            --     1,257,947
                                -----------   -----------   -----------   ------------   ------------   -----------   -----------
        Total revenues........           --            --            --             --      1,347,209            --     2,091,280
Operating expenses:
  Research and development,
    exclusive of $23,649 and
    $449,906 for the year
    ended December 31, 1999
    and the three months ended
    March 31, 2000,
    respectively, reported
    below as amortization of
    deferred stock
    compensation..............      780,159     1,776,891     4,656,478      8,954,904      9,041,345     2,200,960     2,885,640
  General and administrative,
    exclusive of $61,831 and
    $1,521,932 for the year
    ended December 31, 1999
    and the three months ended
    March 31, 2000,
    respectively, reported
    below as amortization of
    deferred stock
    compensation..............      348,107       548,766       988,230      1,573,807      2,593,017       427,132       786,362
  Amortization of deferred
    stock compensation........           --            --            --             --         85,480            --     1,971,838
                                -----------   -----------   -----------   ------------   ------------   -----------   -----------
        Total operating
          expenses............    1,128,266     2,325,657     5,644,708     10,528,711     11,719,842     2,628,092     5,643,840
                                -----------   -----------   -----------   ------------   ------------   -----------   -----------
Operating loss................   (1,128,266)   (2,325,657)   (5,644,708)   (10,528,711)   (10,372,633)   (2,628,092)   (3,552,560)
Net interest income
  (expense)...................       21,547       277,563       485,392       (205,130)       (60,617)     (122,243)      157,767
                                -----------   -----------   -----------   ------------   ------------   -----------   -----------
Net loss......................  $(1,106,719)  $(2,048,094)  $(5,159,316)  $(10,733,841)  $(10,433,250)  $(2,750,335)  $(3,394,793)
                                ===========   ===========   ===========   ============   ============   ===========   ===========
Basic and diluted net loss per
  share.......................  $     (0.72)  $     (1.10)  $     (2.25)  $      (4.45)  $      (4.27)  $     (1.14)  $     (1.29)
Shares used in computing basic
  and diluted net loss per
  share.......................    1,543,064     1,869,246     2,292,966      2,409,948      2,443,237     2,412,125     2,635,816
Pro forma basic and diluted
  net loss per share..........                                                           $      (0.82)                $     (0.21)
Shares used in computing pro
  forma basic and diluted net
  loss per share..............                                                             12,712,029                  16,332,556

     The following table contains a summary of our balance sheet at March 31, 2000:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 13,859,102 shares of common stock effective immediately prior to the closing of this offering; and

     - on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 13,859,102 shares of common stock effective immediately prior to the closing of this offering and the sale of 6,000,000 shares of common stock offered hereby at an assumed initial public offering price per share of $12.00.


                                                                     MARCH 31, 2000
                                                       ------------------------------------------
                                                                                      PRO FORMA
                                                          ACTUAL       PRO FORMA     AS ADJUSTED
                                                       ------------   ------------   ------------
                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............................  $ 10,010,491   $ 10,010,491   $ 75,010,491
Working capital......................................     7,804,078      7,804,078     72,804,078
Total assets.........................................    14,416,698     14,416,698     79,416,698
Long-term obligations, less current portion..........       164,811        164,811        164,811
Redeemable convertible preferred stock...............    39,604,288             --             --
Common stock.........................................    14,100,005     53,704,293    118,704,293
Deferred compensation................................   (11,645,770)   (11,645,770)   (11,645,770)
Accumulated deficit..................................   (33,083,675)   (33,083,675)   (33,083,675)
Total common shareholders' (deficit) equity..........   (30,629,440)     9,200,561     74,200,561

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties we describe below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

                   RISKS RELATED TO OUR COMPANY AND BUSINESS

IF AGI-1067 FAILS IN CLINICAL TRIALS, WE MAY NOT BE ABLE TO GENERATE FUTURE REVENUES OR BECOME PROFITABLE.

     AGI-1067 is our lead compound and the subject of an exclusive licensing agreement with Schering-Plough. This compound would fail in clinical trials if we show it is ineffective or causes unacceptable side effects in the patients we treated.

WE HAVE A HISTORY OF OPERATING LOSSES, AND WE MAY NOT GENERATE REVENUE OR ACHIEVE PROFITABILITY IN THE FUTURE.

     Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to complete successfully the development of our product candidates, conduct pre-clinical tests in animals and clinical trials in human beings, obtain the necessary regulatory approvals, and manufacture and market the resulting drugs. We have experienced operating losses since we began operations in 1994. As of March 31, 2000, we had an accumulated deficit of approximately $32.7 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, pre-clinical, clinical, manufacturing and marketing efforts expand. Except for an initial licensing fee and research and development revenue that Schering-Plough paid to us, we have had no significant revenue to date.

IF WE DO NOT SUCCESSFULLY DEVELOP OUR OTHER PRODUCT CANDIDATES, WE WILL HAVE LIMITED ABILITY TO GENERATE REVENUE.

     All of our other programs are in early stages of development, and we face the risks of failure inherent in developing drug products based on new technologies. We do not expect any of our potential product candidates to be commercially available until at least 2004. In addition, our drug discovery efforts may not produce any other proprietary product candidates.

WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE FAIL TO DEMONSTRATE ADEQUATELY THEIR SAFETY AND EFFICACY.

     We cannot assure you that any product candidate we develop, alone or with others, will prove safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive regulatory approval. We will need to conduct significant research, pre-clinical testing and clinical trials before we can file product approval applications with the U.S. Food and Drug Administration and similar regulatory authorities in other countries. Pre-clinical testing and clinical trials are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage.

     The FDA or we may suspend our clinical trials at any time if either of us believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA or institutional review boards at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. We must conduct clinical trials in accordance with the FDA's Good Clinical Practices. The FDA and these institutional review boards have authority to oversee our clinical trials and the FDA may require large numbers of test subjects. In addition, we must manufacture the product candidates which we use in our clinical trials under the FDA's Good Manufacturing Practices.

     Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat it.

     Even if the FDA approves a New Drug Application for any of our product candidates, the resulting product may not be accepted in the marketplace. Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. In addition, after approval and use in an increasing number of patients, our product could show side effect profiles that limit their usefulness or require their withdrawal although the drugs did not show the side effect profile in Phase I through Phase III clinical trials.

WE MAY EXPERIENCE DELAYS IN OUR CLINICAL TRIALS THAT COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND OUR COMMERCIAL PROSPECTS.

     We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs to us and our collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable. We typically rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials and, as a result, we may face additional delaying factors outside our control.

BECAUSE WE CANNOT PREDICT WHETHER OR WHEN WE WILL OBTAIN REGULATORY APPROVAL TO COMMERCIALIZE OUR PRODUCT CANDIDATES, WE CANNOT PREDICT THE TIMING OF ANY FUTURE REVENUE FROM THESE PRODUCT CANDIDATES.

     We cannot assure you that for any product candidate we or our collaborators develop, including AGI-1067, the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval. Pharmaceutical companies cannot market a drug in the United States or most other countries until they have completed a rigorous and extensive regulatory approval process for the drug. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

     Our failure to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting, and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market.

     We intend to seek fast track status for some of our product candidates. If we obtain this status for any of our product candidates, the time required for the FDA to review the Investigational New Drug Application that we submit for that product candidate would be shorter than would otherwise be the case. We cannot assure you that the FDA will grant fast track status to any Investigational New Drug Applications that we may submit or that, if granted, such status will result in faster New Drug Application approval or any approval at all.

IF SCHERING-PLOUGH DECIDES TO TERMINATE OUR EXCLUSIVE LICENSE AGREEMENT, WE WOULD LOSE ACCESS TO THEIR SUBSTANTIAL DEVELOPMENT, COMMERCIAL AND FINANCIAL RESOURCES, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND COMMERCIALIZE AGI-1067 AND OUR ABILITY TO GENERATE REVENUE.

     Schering-Plough may terminate our exclusive license agreement for any reason upon 60 days notice. Under our agreement, Schering-Plough will pay all costs related to the worldwide development and commercialization of AGI-1067. Schering-Plough also will pay us significant milestone fees upon attaining development, regulatory and sales objectives. In addition, the agreement provides us with access to their substantial product development, manufacturing and commercialization expertise. If, however, Schering-Plough terminates the agreement, we may not receive a substantial portion of our potential aggregate licensing and milestone payments from Schering-Plough or have access to their resources and expertise.

THE RECEIPT AND TIMING OF MILESTONE PAYMENTS FROM SCHERING-PLOUGH IS UNCERTAIN, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY.

     We have to date received a $5.0 million nonrefundable license fee from Schering-Plough for entering into our license agreement with them. The receipt and timing of the balance of the development and sales milestone payments to us under this agreement is subject to factors relating to the clinical and regulatory development and commercialization of AGI-1067, which generally are the responsibility of Schering-Plough and many of which are beyond our control and the achievement of which we cannot assure.

OUR FAILURE TO PROTECT ADEQUATELY OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD PARTY PATENTS COULD MATERIALLY ADVERSELY AFFECT OUR PROPRIETARY POSITION IN THE MARKETPLACE OR PREVENT THE COMMERCIALIZATION OF OUR PRODUCTS.


     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. In addition, we may not be able to obtain patent rights on products, treatment methods or manufacturing processes that we may develop or to which we may obtain license or other rights. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.



     Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in non-U.S. countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may need to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any licenses or other rights to patents, technology or know-how necessary to conduct our business as described in this prospectus. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates or proposed product candidates, which would adversely affect our business.


     Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.


     Our commercial success will also depend on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without breaching our agreements with our patent licensees. We have obtained exclusive licenses to technologies from Emory University, covering aspects of our v-protectant technology, and The Regents of the University of California, covering aspects of our diagnostic technology. Our exclusive license with Emory University requires us to take steps to commercialize the licensed technology in a timely manner. If we fail to meet these obligations, Emory University can convert our exclusive license to a non-exclusive license, can grant others non-exclusive rights in the licensed technology or can require us to sublicense aspects of the licensed technology. Our license agreement with The Regents of the University of California also includes a requirement that we develop the licensed technology within certain time limits. If we fail to meet these time limits, they can terminate our license. Further, The Regents of University of California are primarily responsible for patent prosecution of the technology we license from them, and we are required to reimburse them for the costs they incur in performing these activities. As a result, we do not have the ability to control these activities.

     We also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through agreements with our collaborators, employees and consultants. These persons and entities could breach our agreements, for which we may not have adequate remedies. In addition, others could become aware of our trade secrets or proprietary know-how through independent discovery or otherwise.

IF OUR COMPETITORS DEVELOP AND MARKET ANTI-INFLAMMATORY PRODUCTS THAT ARE MORE EFFECTIVE, HAVE FEWER SIDE EFFECTS OR ARE LESS EXPENSIVE THAN OUR CURRENT OR FUTURE PRODUCT CANDIDATES, WE MAY HAVE LIMITED COMMERCIAL OPPORTUNITIES.

     Our competitors include large pharmaceutical companies and more established biotechnology companies. These competitors have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. It is possible that any of these competitors could develop technologies or products that would render our technologies or product candidates obsolete or non-competitive.

THIRD PARTIES' FAILURE TO SYNTHESIZE AND MANUFACTURE OUR PRODUCT CANDIDATES COULD DELAY OUR CLINICAL TRIALS OR HINDER OUR COMMERCIALIZATION PROSPECTS.

     We currently have no manufacturing facilities to synthesize or manufacture our product candidates, nor do we intend to develop these capabilities in the near future. Our reliance on third parties for these services exposes us to several risks that could delay our clinical trials or hinder our commercialization prospects. These risks include the following:

          - A finding that a third party did not comply with applicable governmental regulations. Manufacturers of pharmaceutical products are subject to continual review and periodic inspections by regulatory agencies. Failure of one of our third party manufacturers to comply with applicable regulatory requirements, whether or not related to our product candidates, could result in sanctions against our potential products, including recall or seizure, total or partial suspension of production or injunction.

          - A failure to synthesize and manufacture our product candidates in accordance with our product specifications. For example, a starting material used in the manufacturing process of AGI-1067 is probucol, which physicians previously prescribed as a cholesterol-lowering agent but which its manufacturer withdrew from the market for efficacy reasons. The occurrence of a rare side effect with chronic dosing of probucol requires that we maintain a very low maximal amount of probucol in the manufacture of AGI-1067.

          - A failure to deliver product candidates in sufficient quantities or in a timely manner. Any failure by our third party manufacturers to supply our requirements for clinical trial materials or supply these materials in a timely manner could jeopardize the scheduled initiation or completion of these clinical trials and could have a material adverse effect on our ability to generate revenue.

     In addition, our continued dependence on third parties for the synthesis and manufacture of our future products may subject us to costs outside of our control, which could adversely affect our future profitability and our ability to commercialize products on a timely and competitive basis.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR FUTURE PRODUCT CANDIDATES.

     We currently have no sales, marketing or distribution capabilities. Therefore, in order to commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities or collaborate with a third party to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

     To the extent we seek sales, marketing and distribution alliances for our future products, we face risks including the following:

          - we may not be able to find collaborators, enter into alliances on favorable terms or enter into alliances that will be commercially successful;

          - any collaborator might, at its discretion, limit the amount of resources and time it devotes to marketing our products; and

          - any collaborator may terminate its agreement with us and abandon our products at any time for any reason, regardless of the terms of the agreement.

OUR FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY ACADEMIC COLLABORATIONS COULD MATERIALLY ADVERSELY AFFECT OUR RESEARCH AND DEVELOPMENT EFFORTS.


     We are a small company with 58 full-time employees. If we are unable to continue to attract, retain and motivate highly qualified management and scientific personnel and to develop and maintain important relationships with leading academic institutions and scientists, we may not be able to achieve our research and development objectives. Competition for personnel and academic collaborations is intense. Loss of the services of any of our key scientific personnel and, in particular, Dr. Russell M. Medford, our President and Chief Executive Officer, could adversely affect progress of our research and development programs. We do not have employment agreements with any of our employees.


IF WE NEED ADDITIONAL FINANCING AND CANNOT OBTAIN IT, WE MAY NOT BE ABLE TO DEVELOP OR MARKET OUR PRODUCTS.

     We may encounter increased costs due to unanticipated changes in our product development or commercialization plans. If these costs exceed our available funds, we will need to seek additional financing. If additional funds are not available, we may need to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to certain of our products or potential markets.

OUR FAILURE TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT OR ACCEPTABLE PRICES FOR OUR PRODUCTS COULD DIMINISH OUR REVENUES.

     Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from:

          - government and health administration authorities;

          - private health insurers; and

          - other third party payors.

     Government and other third party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs. Third party private health insurance coverage may not be available to patients for any of our future products.

     The continuing efforts of government and other third party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity. For example, in some countries other than the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability.

IF PLAINTIFFS BRING PRODUCT LIABILITY LAWSUITS AGAINST US, WE MAY INCUR SUBSTANTIAL FINANCIAL LOSS OR MAY BE UNABLE TO OBTAIN FUTURE PRODUCT LIABILITY INSURANCE AT REASONABLE PRICES, IF AT ALL, EITHER OF WHICH COULD DIMINISH OUR ABILITY TO COMMERCIALIZE OUR FUTURE PRODUCTS.

     The testing and marketing of medicinal products entail an inherent risk of product liability. Clinical trial subjects, consumers, healthcare providers, or pharmaceutical companies or others selling our future products could bring product liability claims against us. We cannot assure you that we will be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE CAUSING VOLATILITY IN OUR STOCK PRICE.

     Our product candidates are now in research and various stages of development or clinical trials. Accordingly, we do not receive any revenues from sales of these product candidates. Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Our results of operations at any given time will be based primarily on the following factors:

     - the status of development of our various product candidates;

     - whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

     - whether and when we achieve specified development or commercialization milestones; and

     - the addition or termination of research programs or funding support.

     We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuations may cause the price of our stock to fluctuate, perhaps substantially.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, AND YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

     Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices. Factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, include:

     - estimates of our business potential and earnings prospects;

     - an assessment of our management; and

     - the consideration of the above factors in relation to market valuations of companies in related businesses.

     The market prices for securities of pharmaceutical and biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     - announcements of technological innovations or new commercial products by our competitors or us;

     - developments concerning proprietary rights, including patents;

     - developments concerning any research and development, manufacturing, and marketing collaborations;

     - publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

     - regulatory developments in the United States and other countries;

     - litigation;

     - economic and other external factors, including disasters or crises; or

     - period-to-period fluctuations in financial results.

BECAUSE A SMALL NUMBER OF EXISTING SHAREHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, YOU WILL HAVE MINIMAL INFLUENCE ON SHAREHOLDER DECISIONS.

     Upon completion of this offering, we anticipate that our executive officers, directors and greater than five percent shareholders, along with their affiliates, will, in the aggregate, own approximately 42.8% of our outstanding common stock. As a result, such persons, acting together, will have the ability to influence substantially all matters submitted to the shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     The market price for our common stock could fall substantially if our shareholders sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity related securities if we need to do so in the future to address then-existing financing needs. Restrictions under federal securities law requiring the registration or exemption from registration in connection with the sale of securities limit the number of shares of common stock available for sale in the public market. In addition, we, our directors and officers and substantially all of our existing shareholders have entered into lock-up agreements with the underwriters. The lock-up agreements restrict us, our directors and officers and substantially all of our existing shareholders from selling or otherwise disposing of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Chase Securities Inc. Chase Securities Inc. may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.


     After this offering, we will have 22,931,515 outstanding shares of common stock. These shares will become eligible for sale in the public market as follows:



  APPROXIMATE
NUMBER OF SHARES                 DATE ELIGIBLE FOR PUBLIC RESALE
----------------                 -------------------------------
    6,000,000      After the date of this prospectus, freely tradable shares
                   sold in this offering, and shares freely saleable under Rule
                   144(k) that are not subject to the 180-day lock-up.
       15,000      After 90 days from the date of the prospectus, shares
                   saleable under Rule 144 and not subject to the 180-day
                   lock-up.
      100,147      After 120 days from the date of this prospectus, shares
                   saleable under Rule 144, subject in some cases to volume
                   limitations or Rule 144(k).
   15,318,032      After 180 days from the date of this prospectus, shares
                   saleable under Rule 144, subject in some cases to volume
                   limitations or Rule 144(k).
    1,498,336      At various times after 180 days from the date of this
                   prospectus, restricted shares that will become saleable
                   under Rule 144 upon being held for one year.


     We intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our stock option plans not before 30 days after the date of this prospectus. We expect these additional registration statements to become effective immediately upon filing. In addition, upon completion of this offering and the conversion of our outstanding preferred stock into common stock, which will happen immediately prior to the completion of this offering, the holders of 14,724,342 shares of our common stock will have the right to require us to register their shares for sale to the public and holders of warrants exercisable into 200,290 shares of our common stock would have the right to participate in any such registration. Substantially all of these shares are subject to the 180-day lock-up agreements with the underwriters. If these holders register and sell a large number of shares in the public market, our stock price could fall.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS MAY MAKE AN ACQUISITION OF US, WHICH MAY BENEFIT OUR SHAREHOLDERS, MORE DIFFICULT.

     Provisions of our amended and restated articles of incorporation and amended and restated bylaws that could make it more difficult for a third party to acquire us include provisions that:

          - authorize the issuance of "blank check" preferred stock by our board of directors without shareholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

          - limit who may call a special meeting of shareholders;

          - require shareholder action by unanimous written consent;

          - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings;

          - establish a staggered board of directors whose members can only be dismissed for cause;

          - adopt the fair price requirements and business combinations with interested shareholders rules set forth in Article II, Parts 2 and 3 of the Georgia Business Corporation Code; and

          - require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.

     The initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Accordingly, at the assumed initial public offering price of $12.00 per share, if you purchase common stock in this offering, you will incur immediate and substantial dilution of approximately $8.73 in the net tangible book value per share of our common stock from the price you pay for our common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent the holders of these outstanding options ultimately exercise them, there will be further dilution to you in this offering.

                           FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus that are forward-looking statements that involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as "may," "will," "expect, "intend," "anticipate," "believe," "estimate, "plan," "could," "should" and "continue" or similar words. These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future results of operations or of our financial condition, our anticipated product commercialization strategies, and anticipated trends in our business.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

          - competitive factors;

          - general economic conditions;

          - the ability to develop safe and effective drugs;

          - ability to enter into future collaborative agreements;

          - variability of royalty, license and other revenue;

          - failure to achieve positive results in clinical trials;

          - failure to receive regulatory approval to market our product candidates;

          - uncertainty regarding our owned and our licensed patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation;

          - governmental regulation and suspension;

          - technological change;

          - changes in industry practices; and

          - one-time events.

     You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. The Private Securities Litigation Reform Act of 1995 does not apply to the statements in this prospectus.
                             ---------------------

     AtheroGenics and associated design, AGI and Oxykine are trademarks of AtheroGenics, Inc. This prospectus also refers to trade names and trademarks of other organizations.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 6,000,000 shares of common stock offered by us at an assumed initial public offering price of $12.00 per share will be approximately $65 million, after deducting the underwriting discounts and estimated offering expenses. If the underwriters exercise in full their option to purchase an additional 900,000 shares of common stock, we estimate that such net proceeds will be approximately $10 million. We expect to use the net proceeds from this offering for research and development activities, including clinical trials, process development and manufacturing support and for general corporate purposes, including working capital. We may use a portion of the proceeds to acquire or invest in complementary businesses, products or technologies, although we are not currently in negotiations concerning any such acquisitions or investments. Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs for at least the next 12 months. Pending such uses, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization at March 31, 2000:

          - on an actual basis;

          - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 13,859,102 shares of common stock; and


          - on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 13,859,102 shares of common stock, and the sale of 6,000,000 shares of common stock offered hereby at an assumed initial offering price of $12.00 per share, and our receipt of the estimated net proceeds after deducting underwriting discounts and commissions and estimated offering expenses.


     You should read the following table in conjunction with our financial statements and related notes included in this prospectus.


                                                                    MARCH 31, 2000
                                                     --------------------------------------------
                                                                                      PRO FORMA
                                                        ACTUAL        PRO FORMA      AS ADJUSTED
                                                     ------------   -------------   -------------
Redeemable convertible preferred stock:
  Series A, $1.00 par and liquidation value:
  Authorized -- 1,000,000 shares; issued and
     outstanding -- 1,000,000 shares (none pro
     forma and pro forma as adjusted)..............  $  1,000,000   $          --   $          --
  Series B, $3.00 par and liquidation value:
  Authorized -- 4,804,382 shares; issued and
     outstanding -- 4,695,974 shares (none pro
     forma and pro forma as adjusted)..............    14,164,057              --              --
  Series C, $3.00 par and liquidation value:
  Authorized -- 8,500,000 shares; issued and
     outstanding -- 8,163,128 shares (none pro
     forma and pro forma as adjusted)..............    24,440,231              --              --
  Series B-1, $5.00 par and liquidation value:
  Authorized 50,000 shares (none outstanding)......            --              --              --
  Preferred stock warrants.........................       225,713              --              --
Common shareholders' equity (deficit):
  Common stock, no par value:
  Authorized -- 21,100,000 shares; issued and
     outstanding -- 2,805,308 shares (16,664,410
     shares pro forma; 22,664,410 shares pro forma
     as adjusted)..................................    14,100,005      53,704,293     118,704,293
  Warrants.........................................            --         225,713         225,713
  Deferred stock compensation......................   (11,645,770)    (11,645,770)    (11,645,770)
  Accumulated deficit..............................   (33,083,675)    (33,083,675)    (33,083,675)
                                                     ------------   -------------   -------------
          Total common shareholders' equity
            (deficit)..............................   (30,629,440)  $   9,200,561   $  74,200,561
                                                     ------------   =============   =============
          Total redeemable convertible preferred
            stock and common shareholders'
            equity.................................  $  9,200,561
                                                     ============


     The information in the table above does not include:


     - shares of our common stock issuable upon exercise of options outstanding under our benefit plans, of which 2,567,795 were outstanding at August 1, 2000, with a weighted average exercise price of $0.96 per share;



     - shares of our common stock available for future grant or issuance under our benefit plans, of which 954,238 were available at August 1, 2000; and

     - shares of our common stock issuable upon conversion of preferred stock issuable upon exercise of outstanding warrants, of which 250,290 were outstanding at August 1, 2000, with a weighted average exercise price of $3.40 per share.


                                    DILUTION

     Our pro forma net tangible book value as of March 31, 2000 was approximately $9.2 million, or $0.55 per share of common stock. Our pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of March 31, 2000, assuming the conversion of all outstanding shares of preferred stock.

     After giving effect to the sale of 6,000,000 shares of common stock we are offering hereby at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as of March 31, 2000 would have been approximately $74.2 million, or $3.27 per share. This represents an immediate increase in pro forma net tangible book value of $2.72 per share to existing shareholders and an immediate and substantial dilution of $8.73 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.............          $12.00
Pro forma net tangible book value per share at March 31,
  2000......................................................  $0.55
Increase per share attributable to this offering............   2.72
                                                              -----
Pro forma net tangible book value per share after
  offering..................................................            3.27
                                                                      ------
Dilution per share to new investors.........................          $ 8.73
                                                                      ======

     The following table summarizes, as of March 31, 2000, on the pro forma basis described above, the number of shares of common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing shareholders for common stock and by new investors purchasing shares of common stock in this offering:

                                             SHARES PURCHASED       TOTAL CONSIDERATION
                                           ---------------------   ----------------------   AVERAGE PRICE
                                             NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                           -----------   -------   ------------   -------   -------------
Existing Shareholders....................   16,664,410      74%    $ 40,229,726      36%       $ 2.41
New Investors............................    6,000,000      26       72,000,000      64         12.00
                                           -----------     ---     ------------     ---
          Total..........................   22,664,410     100%    $112,229,726     100%       $ 4.95
                                           ===========     ===     ============     ===


     This discussion and tables above assume no exercise of options outstanding under our benefit plans. As of August 1, 2000, there were options outstanding to purchase a total of 2,567,795 shares of common stock at a weighted average exercise price of $0.96 per share and 954,238 shares available for future grant or issuance under our benefit plans. The discussion and tables above also assume no exercise of any outstanding warrants. As of August 1, 2000, there were outstanding warrants to purchase 250,290 shares of our common stock, with a weighted average exercise price of $3.40 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements that do not appear in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

     Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance.


                                                                                                         THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                                  MARCH 31,
                              ---------------------------------------------------------------------   -------------------------
                                 1995          1996          1997           1998           1999          1999          2000
                              -----------   -----------   -----------   ------------   ------------   -----------   -----------
                                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  License fees..............  $        --   $        --   $        --   $         --   $    555,556   $        --   $   833,333
  Research and
    development.............           --            --            --             --        791,653            --     1,257,947
                              -----------   -----------   -----------   ------------   ------------   -----------   -----------
        Total revenues......           --            --            --             --      1,347,209            --     2,091,280
Operating expenses:
  Research and development
    exclusive of $23,649 and
    $449,906 for the year
    ended December 31, 1999
    and the three months
    ended March 31, 2000,
    respectively, reported
    below as amortization of
    deferred stock
    compensation............      780,159     1,776,891     4,656,478      8,954,904      9,041,345     2,200,960     2,885,640
  General and administrative
    exclusive of $61,831 and
    $1,521,932 for the year
    ended December 31, 1999
    and the three months
    ended March 31, 2000,
    respectively, reported
    below as amortization of
    deferred stock
    compensation............      348,107       548,766       988,230      1,573,807      2,593,017       427,132       786,362
  Amortization of deferred
    stock compensation......           --            --            --             --         85,480            --     1,971,838
                              -----------   -----------   -----------   ------------   ------------   -----------   -----------
        Total operating
          expenses..........    1,128,266     2,325,657     5,644,708     10,528,711     11,719,842     2,628,092     5,643,840
                              -----------   -----------   -----------   ------------   ------------   -----------   -----------
Operating loss..............   (1,128,266)   (2,325,657)   (5,644,708)   (10,528,711)   (10,372,633)   (2,628,092)   (3,552,560)
                              -----------   -----------   -----------   ------------   ------------   -----------   -----------
Net interest income
  (expense).................       21,547       277,563       485,392       (205,130)       (60,617)     (122,243)      157,767
                              -----------   -----------   -----------   ------------   ------------   -----------   -----------
Net loss....................  $(1,106,719)  $(2,048,094)  $(5,159,316)  $(10,733,841)  $(10,433,250)  $(2,750,335)  $(3,394,793)
                              ===========   ===========   ===========   ============   ============   ===========   ===========
Basic and diluted net loss
  per share.................  $     (0.72)  $     (1.10)  $     (2.25)  $      (4.45)  $      (4.27)  $     (1.14)  $     (1.29)
Shares used in computing
  basic and diluted net loss
  per share.................    1,543,064     1,869,246     2,292,966      2,409,948      2,443,237     2,412,125     2,635,816
Pro forma basic and diluted
  net loss per share........                                                           $      (0.82)                $     (0.21)
Shares used in computing pro
  forma basic and diluted
  net loss per share........                                                             12,712,029                  16,332,556

     The following table contains a summary of our balance sheet on an actual basis at December 31, 1995, 1996, 1997, 1998 and 1999; and at March 31, 2000.


                                                               DECEMBER 31,
                                   ---------------------------------------------------------------------    MARCH 31,
                                      1995          1996          1997           1998           1999           2000
                                   -----------   -----------   -----------   ------------   ------------   ------------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents........  $ 1,491,400   $11,404,142   $ 6,925,364   $  3,683,423   $ 13,409,450   $ 10,010,491
Working capital (deficiency).....    1,584,187    11,330,250     6,108,938     (4,259,366)     9,651,239      7,804,078
Total assets.....................    2,266,384    11,965,284     7,612,796      5,341,816     15,717,214     14,416,698
Long-term obligations, less
  current portion................           --       270,950       281,636        163,262         61,854        164,811
Redeemable convertible preferred
  stock and warrants.............    3,524,236    14,654,604    14,654,626     14,950,624     39,193,366     39,830,001
Deferred compensation............           --            --            --             --     (1,809,680)   (11,645,770)
Accumulated deficit..............   (1,314,381)   (3,362,475)   (8,521,791)   (19,255,632)   (29,688,882)   (33,083,675)
Total common shareholders'
  deficit........................   (1,260,359)   (3,177,653)   (8,240,444)   (18,973,881)   (29,288,600)   (30,629,440)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and related notes included in this prospectus.

OVERVIEW

     Since our operations began in 1994, we have been engaged in the discovery and development of novel therapeutics for the treatment of acute and chronic inflammatory diseases. Our lead product candidate, AGI-1067, is currently in Phase II clinical trials for the treatment and prevention of post-angioplasty restenosis.

     To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature received in connection with entering into an exclusive license agreement, expect to incur significant losses in most years prior to deriving any such product revenue. We have incurred significant losses since we began operations in 1994 and, as of March 31, 2000, had an accumulated deficit of $32.7 million. There can be no assurance if or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products. In October 1999 we entered into an exclusive licensing agreement with Schering-Plough covering our lead compound, AGI-1067. Under terms of the agreement, Schering-Plough obtained exclusive worldwide rights to AGI-1067 and related compounds. Schering-Plough is responsible for all costs of development and commercialization. Schering-Plough paid us an initial licensing fee and will pay milestone fees upon achievement of development, regulatory and commercial milestones.

RESULTS OF OPERATIONS

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 AND 1999

Revenues

     Total revenues were $2.1 million for the three months ended March 31, 2000, compared to none in 1999. Revenues of $833,333 in 2000 were attributable to licensing fees from the exclusive license agreement signed in October 1999 with Schering-Plough. This amount represents the earned portion of the $5.0 million initial license fee which is being amortized over 18 months. Research and development revenues related to such license agreement were $1.3 million in 2000.

Expenses

     Research and Development. Research and development expenses were $2.9 million for the three months ended March 31, 2000, compared to $2.2 million for the three months ended March 31, 1999. The increase of $684,680, or 31%, reflects the continued expansion of our internal research and development capabilities as well as higher costs associated with the AGI-1067 clinical trials.

     General and Administrative. General and administrative expenses were $786,362 for the three months ended March 31, 2000, compared to $427,132 for the three months ended March 31, 1999. The increase of $359,230, or 84%, was primarily due to increases in facility costs, personnel costs in administration departments and professional fees.


     Amortization of Deferred Stock Compensation. For the three months ended March 31, 2000, we recorded non-cash deferred stock compensation of approximately $11.8 million for options granted with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. This deferred stock compensation is being amortized using the graded vesting method. Amortization of deferred stock compensation was $2.0 million for the three months ended March 31, 2000 of which $449,906 was attributable to research and development expenses and $1.5 million was attributable to general and administrative expenses. There was no amortization of deferred stock compensation for the three months ended March 31, 1999.


Net Interest (Expense) Income

     Net interest income was $157,767 for the three months ended March 31, 2000 as compared to net interest expense of $122,243 for the three months ended March 31, 1999. The increase in net interest income was due to an increased level of invested funds, as well as the elimination of interest expense related to the bridge loan, which was converted to preferred stock in April 1999.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Revenues

     Total revenues were $1.3 million in 1999, compared to none in 1998 and 1997. Revenues of $555,556 in 1999 were attributable to licensing fees from the exclusive license agreement signed in October 1999 with Schering-Plough. This amount represents the earned portion of the $5.0 million initial license fee which is being amortized over 18 months. Research and development revenues related to the exclusive license agreement signed with Schering-Plough were $791,653 in 1999.

Expenses

     Research and Development. Research and development expenses were $9.0 million for the year ended December 31, 1999, $9.0 million for the year ended December 31, 1998 and $4.7 million for the year ended December 31, 1997. Research and development expenses in 1999 were higher than 1998 by $86,441, or 1%, reflecting higher costs associated with the AGI-1067 clinical trials. The $4.3 million, or 92%, increase in research and development expenses from 1997 to 1998 was due primarily to expansion of the number of clinical trials and pre-clinical testing for our lead compound AGI-1067. These increased costs principally involved payments to third party contractors.

     General and Administrative. General and administrative expenses for the years ended December 31, 1999, 1998 and 1997 were $2.6 million, $1.6 million and $988,230, respectively. The $1.0 million, or 63%, increase in 1999 compared to 1998 was due primarily to an increase in administrative personnel to support our expanded research and development and licensing programs, and to the costs of relocating to a larger scientific and administration facility. General and administrative expenses increased $585,577, or 62%, for 1998 compared to 1997. The increase in 1998 expense was primarily related to administrative activities to support our expanded research and development efforts.

     Amortization of Deferred Stock Compensation. In 1999 we recorded non-cash deferred stock compensation of approximately $1.9 million for options granted with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. Amortization of deferred stock compensation was $85,480 in 1999. Of such amount, $23,649 was attributable to research and development expenses and $61,831 was attributable to general and administrative expenses. There was no amortization of deferred stock compensation in 1998 and 1997.

Net Interest (Expense) Income

     Net interest expense was $60,617 and $205,130 for the years ended December 31, 1999 and 1998, respectively. The $144,513, or 70%, decrease in expense in 1999 as compared to 1998 was attributable to an increase in the amount of cash available for investing from the sale of Series C convertible preferred stock and conversion of the bridge loan in preferred stock in April 1999. Net interest income was $485,392 for the year ended December 31, 1997. The $690,522 decrease in net interest income in 1998 as compared to 1997 was due primarily to a lower level of invested funds, as well as interest expense related to the bridge loan entered into in 1998.

Income Taxes

     As of December 31, 1999, we had net operating loss carryforwards and research and development credit carryforwards of $24.9 million and $1.1 million, respectively, available to offset future regular and alternative taxable income. The net operating loss carryforwards will expire between 2009 and 2019. The research and development credit carryforwards will expire between 2009 and 2014. The maximum annual use of the net operating loss carryforwards is limited in situations where changes occur in our stock ownership. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the loss and credit carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards. We have not yet completed full analysis of IRC Section 382 limitations on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to significant increases in value indicated by the successive issues of preferred stock. If a change in ownership has occurred, there will be an annual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private placements of preferred stock, which have resulted in net proceeds to us of $39.2 million through March 31, 2000. We had cash and cash equivalents of $10.0 million at March 31, 2000, compared with $13.4 million at December 31, 1999, $3.7 million at December 31, 1998 and $6.9 million at December 31, 1997. Working capital at March 31, 2000 was $7.8 million, compared to $9.7 million at December 31, 1999, a deficit of $4.3 million at December 31, 1998, and $6.1 million at December 31, 1997. Long-term debt was $164,811 at March 31, 2000 compared to $61,854, $163,262 and $281,636 for the years ending December 31, 1999, 1998 and
1997, respectively. Long-term debt consists primarily of capital equipment lease obligations.

     Net cash used in operating activities was $3.7 million for the three months ended March 31, 2000, and $6.7 million, $9.1 million and $4.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. The decrease in net cash used in 1999 compared to 1998 was due to receipt of a $5.0 million initial license fee from Schering-Plough. The increase in net cash used in 1998 compared to 1997 resulted from an increase in net loss from operations.

     Net cash used in investing activities was $513,054 for the three months ended March 31, 2000, and $1.1 million, $62,586 and $295,284 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash used in investing activities consisted primarily of equipment purchases and leasehold improvements.

     Net cash provided by financing activities was $858,677 for the three months ended March 31, 2000, and $17.5 million, $5.9 million and $76,461 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash provided by financing activities in 2000 consisted primarily of proceeds from the exercise of preferred stock warrants and common stock options. The preceding periods consisted primarily of proceeds from the sale of preferred stock and, in 1998, proceeds from the bridge loan.

     Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including:

          - the status of product development;

          - the time and cost involved in conducting clinical trials and obtaining regulatory approvals;

          - filing, prosecuting and enforcing patent claims;

          - competing technological and market developments; and

          - our ability to market and distribute our future products and establish new licensing agreements.

IMPACT OF YEAR 2000

     In late 1999 we completed remediation and testing of our computer systems at a nominal cost. As a result of those planning and implementation efforts, we have experienced no significant disruptions in our information technology and non-information technology systems to date and we believe those systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues. We will continue to monitor our mission critical computer systems and the appropriate systems of our suppliers and vendors throughout 2000 to ensure that any latent Year 2000 matters which may arise are addressed promptly. To date, we are not aware of any Year 2000 disruptions in the computer systems of our significant vendors or service providers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

                                    BUSINESS

OVERVIEW

     AtheroGenics is an emerging pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, asthma and arthritis. We designed our lead product candidate, AGI-1067, to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. In October 1999 we entered into a worldwide exclusive license agreement with Schering-Plough to develop and commercialize AGI-1067. We are currently testing AGI-1067 in a Phase II clinical trial for the prevention and treatment of restenosis, the reoccurrence of narrowing of the coronary arteries following angioplasty in patients with coronary artery disease. Schering-Plough has extensive experience in developing, manufacturing and commercializing pharmaceutical products.

     We have developed a proprietary v-protectant technology platform to discover drugs for the treatment of chronic inflammation. Our first v-protectants are drugs that block the production of proteins that are necessary to initiate and maintain inflammation. For example, one of these proteins, VCAM-1, binds to white blood cells that accumulate at the site of inflammation and directs these cells in their migration from the bloodstream into the tissue. We believe that an excess number of VCAM-1 molecules on the surface of cells is a disease state. We also believe that v-protectants can suppress chronic inflammation by blocking production of VCAM-1 without undermining the body's ability to protect itself against infection.

     AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We are currently managing a Phase II clinical trial, CART-1, to assess in approximately 300 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. We recruited our first CART-1 patient in September 1999 and we expect to complete this clinical trial in the first half of 2001. Our Phase II clinical trial program follows our successful completion of seven Phase I clinical trials comprising more than 150 men and women.

     We have identified other potential v-protectant product candidates to treat asthma, cystic fibrosis, rheumatoid arthritis and solid organ transplant rejection. We are evaluating these v-protectant product candidates to choose lead product candidates for clinical development. We plan to develop these v-protectants rapidly and may seek regulatory fast track status to expedite development and commercialization. We will continue to expand our v-protectant technology platform using functional genomics to identify novel therapeutic gene targets.

INFLAMMATION DISEASES

     Inflammation is a normal response of the body to protect tissues from infection, injury or disease. The inflammatory response begins with the production and release of chemical agents by cells in the infected, injured or diseased tissue. These agents cause redness, swelling, pain, heat and loss of function. Inflamed tissues generate additional signals that recruit white blood cells to the site of inflammation. White blood cells destroy any infective or injurious agent, and remove cellular debris from damaged tissue. This inflammatory response usually promotes healing but, if uncontrolled, may become harmful.

     The inflammatory response can be either acute or chronic. Acute inflammation lasts at most only a few days. The treatment of acute inflammation, where therapy includes the administration of aspirin and other non-steroidal anti-inflammatory agents, provides relief of pain and fever for patients. In contrast, chronic inflammation lasts weeks, months or even indefinitely and causes tissue damage. In chronic inflammation, the inflammation becomes the problem rather than the solution to infection, injury or disease. Chronically inflamed tissues continue to generate signals that attract white blood cells from the bloodstream. When white blood cells migrate from the bloodstream into the tissue they amplify the inflammatory response. This chronic inflammatory response can break down healthy tissue in a misdirected attempt at repair and healing. Diseases characterized by chronic inflammation include, among others:

     - atherosclerosis, including coronary artery disease;

     - asthma;

     - cystic fibrosis;

     - rheumatoid arthritis; and

     - solid organ transplant rejection.

     Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. Plaque consists of inflammatory cells, cholesterol and cellular debris. Atherosclerosis, depending on the location of the artery it affects, may result in heart attack or stroke. There are no medications available for physicians to treat directly the underlying chronic inflammation of atherosclerosis.

     Atherosclerosis of the blood vessels of the heart is called coronary artery disease. Treatment for coronary artery disease often progresses to therapeutic procedures including angioplasty or bypass surgery to re-establish an effective blood supply to the heart. Angioplasty corrects the blockage by the inflation of a balloon delivered by catheter, with or without the placement of a stent, a small cylindrical mesh device, at the site of the obstructing plaque. After angioplasty, the artery opened by the procedure often re-narrows. Inflammation plays an important role in this re-narrowing called restenosis. There is no medical treatment for restenosis.

     Asthma is a common chronic inflammatory disease of the bronchial tubes, which are the airways in the lungs. Asthma is marked by episodic airway attacks that are caused by many stresses, including allergy, cold air, ozone or exercise. Asthma therapy has concentrated on the use of inhaled corticosteroids to reduce chronic inflammation and bronchodilators to provide symptomatic relief. Asthmatic patients, however, continue to experience flare-ups, or exacerbations, that are not prevented or treated by these medicines.

     Cystic fibrosis is an inherited disease that first appears in childhood with blocked glands of various organs, including the lungs, intestines and pancreas. This chronic blockage leads to chronic inflammation and recurrent lung infections. Patients with cystic fibrosis develop chronic lung inflammation that may suddenly flare with severe consequences. Current treatment only attempts to control infection, primarily with antibiotics.

     There is a wide variety of other chronic inflammatory diseases, including rheumatoid arthritis and solid organ transplant rejection. Physicians regularly use anti-inflammatory agents, such as aspirin, other non-steroidal anti-inflammatory drugs and corticosteroids, alone or in combination with immuno-suppressants, to treat these diseases. However, these diseases may suddenly flare due to either the tissue inflammation that underlies them or bacteria that take advantage of the suppressed immune response induced by present therapies. Treatments for the underlying disease have major side effects and are not completely effective for these inflammatory exacerbations. For example, systemic corticosteroids cause major side effects including high blood pressure, adult-onset diabetes, cataracts, brittle bones and increased risk of infection.

     Many physicians are only now becoming aware of the key role of chronic inflammation in diverse diseases such as atherosclerosis and asthma for which existing anti-inflammatory treatments are incomplete and limited in use. As more physicians recognize that a wide range of chronic diseases are inflammatory in nature, we believe that these physicians will require safer and more effective anti-inflammatory treatments. We believe that one of these therapeutic approaches will be the administration of drugs designed to block the migration of white blood cells through blood vessel walls into inflamed tissues unless the inflammation is due to infection.

V-PROTECTANT TECHNOLOGY

     We have developed a proprietary v-protectant technology platform for the treatment of chronic inflammatory diseases. This platform is based on the work of our scientific co-founders R. Wayne Alexander, M.D., Ph.D., and Russell M. Medford, M.D., Ph.D. In 1993 Drs. Alexander and Medford discovered a novel mechanism within arterial blood vessel walls which could control the excessive accumulation of white blood cells without affecting the body's ability to fight infection. V-protectant technology exploits the observation that the endothelial cells that line the interior wall of the blood vessel play an active role in recruiting white blood cells from the blood to the site of chronic inflammation. V-protectants are drugs that block two harmful effects of oxygen and other similar molecules, collectively called oxidants. Scientists have known for some time that some oxidants can damage cells, but have recently described that these same oxidants may also act as signals to modify gene activity inside cells. This change in gene activity leads to the production of proteins that initiate or maintain inflammation. The protein products of these cells, including VCAM-1, attract white blood cells to the site of chronic inflammation. We believe that an excess number of VCAM-1 molecules on the surface of cells is a disease state. We also believe that AGI-1067 and other v-protectants can act as anti-oxidants and can block the specific type of inflammation caused by oxidants acting as signals. We believe that v-protectants will provide this anti-inflammatory benefit without undermining the body's ability to protect itself against infection.

                    V-PROTECTANTS BLOCK ACTIVATION OF VCAM-1
                        IN CELLS THAT LINE BLOOD VESSELS

                ACTIVATION OF VCAM-1                                  INHIBITION OF VCAM-1

(V-Protectants Block Chart)

    1 INFLAMMATORY AGENT ATTACHES TO CELL SURFACE RECEPTOR 2 RECEPTOR CHANGES GENERATE OXIDANT SIGNALS INSIDE CELL 3 OXIDANT SIGNALS STIMULATE GENE TO PRODUCE VCAM-1
    4  CELL PRODUCES VCAM-1 PROTEINS
    5  VCAM-1 MIGRATES TO CELL SURFACE
    6  WHITE BLOOD CELLS ATTACH TO VCAM-1 ON CELL SURFACE

BUSINESS STRATEGY

     Our objective is to become a leading pharmaceutical company focused on discovering, developing and commercializing novel therapeutics for the treatment of chronic inflammatory diseases. The key elements of our strategy include the following:

     - Develop AGI-1067 for commercialization in collaboration with Schering-Plough. We have entered into an exclusive license agreement with Schering-Plough to develop and commercialize our lead product candidate, AGI-1067, for the treatment of atherosclerosis. The collaboration will seek initially to develop AGI-1067 for the treatment and prevention of restenosis in patients with coronary artery disease who undergo angioplasty.

     - Extend our v-protectant technology platform into additional therapeutic areas that address unmet medical needs. We believe that our v-protectants have the potential for treating a wide variety of other inflammatory diseases and clinical conditions. These indications include asthma, cystic fibrosis, rheumatoid arthritis, solid organ transplant rejection and other diseases.

     - Create value rapidly through innovative drug discovery coupled with innovative drug development. We intend to use our capabilities to identify scientific breakthroughs in inflammation and move these rapidly through pre-clinical testing to clinical trials. We intend to use our development expertise to minimize the time required to commercialize our discoveries in functional genomics, which links genetics to drug research, and medicinal and combinatorial chemistry, which are techniques to identify novel drug candidates with pre-defined activities.

     - Expand our product candidate portfolio. In addition to our existing discovery programs, we intend to acquire rights to other product candidates and technologies that complement our existing product candidate lines or that enable us to capitalize on our scientific and clinical development expertise. We plan to expand our product candidate portfolio by in-licensing or acquiring product candidates, technologies or companies.

     - Commercialize our products. We plan to collaborate with large pharmaceutical companies to commercialize products that we develop to target patient or physician populations in broad markets. In contrast, we plan to develop a sales force to commercialize those of our products that we develop to target patient or physician populations in narrow markets.

PRODUCTS

     The table below summarizes our therapeutic programs, their target indication or disease, development status and commercial strategy.

--------------------------------------------------------------------------------------------------
  THERAPEUTIC PROGRAM       DISEASE/INDICATION      DEVELOPMENT STATUS(1)     COMMERCIAL STRATEGY
--------------------------------------------------------------------------------------------------
  LEAD V-PROTECTANT

     AGI-1067             Restenosis                Phase II clinical trial     Exclusive license
                                                                                to
                                                                                  Schering-Plough
--------------------------------------------------------------------------------------------------

  OTHER V-PROTECTANTS

     AGI-series,          Exacerbations of asthma   Compound selection          Internal
       intravenous          and cystic fibrosis

     AGI-series, oral     Rheumatoid arthritis      Compound selection          Collaboration

     AGI-series, oral     Solid organ transplant    Compound selection          Internal
                            rejection

     Oral product         Chronic asthma            Research                    Collaboration
       candidate
--------------------------------------------------------------------------------------------------

  OTHER PROGRAMS

     Functional genomics  Inflammatory diseases     Research                    Collaborations
--------------------------------------------------------------------------------------------------

  DIAGNOSTICS

     Oxykine diagnostic   Atherosclerosis           Clinical testing            Collaboration
--------------------------------------------------------------------------------------------------

---------------

(1) References to compound selection means the process by which we are selecting a lead product candidate for clinical development.

     We have established therapeutic programs for product development using product candidates we select from among our compound libraries. These programs seek to exploit the value of the products early and to expand their use broadly. We are developing our lead compound, AGI-1067 and related compounds in collaboration with Schering-Plough. We are selecting product candidates from among our AGI-1000 series, AGI-1100 series, AGI-1200 series and AGI-1300 series for internal development. We are also pursuing novel discovery targets in chronic inflammation.

AGI-1067

     AGI-1067, our lead v-protectant product candidate, is a small molecule that patients take orally once per day. In pre-clinical testing, AGI-1067 has shown the following three biological properties that we believe will benefit patients with atherosclerosis:

     - AGI-1067 blocks production of VCAM-1. We believe that decreased VCAM-1 production will diminish atherosclerosis and restenosis.

     - AGI-1067 is a potent anti-oxidant. AGI-1067 protects LDL cholesterol from converting into a harmful inflammatory agent.

     - AGI-1067 lowers LDL cholesterol. LDL cholesterol lowering reduces the risk of developing atherosclerosis.

     According to the American Heart Association, more than 12 million people in the United States have coronary artery disease, including approximately 1.1 million who have heart attacks every year. In order to make a definitive diagnosis in patients with suspected coronary artery disease, a specially trained cardiologist or radiologist performs a diagnostic procedure called angiography in which the cardiologist injects dye through an intravenous catheter to image the coronary arteries. Angiography can reveal coronary artery disease that may require an invasive procedure. Physicians perform this invasive procedure, called angioplasty, more than one million times annually worldwide. This procedure consists of placing a balloon-tipped catheter into the coronary artery and mechanically re-opening the blood vessel by expanding the balloon under very high pressure. In addition, cardiologists may opt to treat some of these coronary artery blockages by inserting a stent to keep the blood vessel open after the cardiologist removes the catheter.

     Angioplasty does not cure coronary artery disease, nor does it treat the underlying chronic inflammation. In fact, angioplasty induces an inflammatory response that contributes to its failure in approximately 30% of patients who undergo the procedure. This process of re-narrowing, or post-angioplasty restenosis, is a major clinical problem that limits the effectiveness of the procedure. Restenosis following balloon angioplasty occurs due to local damage to the coronary artery. The development of stents and the ongoing research and development activities with respect to catheter improvement have not eradicated the problem of restenosis, but have introduced the new problem of in-stent restenosis which is particularly difficult to treat. In-stent restenosis occurs when the cells that surround the stent proliferate and fill the opening of the vessel.

     Our initial development target is post-angioplasty restenosis. More significantly, we believe that AGI-1067 may treat all areas of the coronary artery susceptible to atherosclerosis in a way that cannot be achieved with any existing therapy.

     We have completed pre-clinical testing in multiple species to establish the therapeutic properties of AGI-1067. Dosed orally, AGI-1067 blocked VCAM-1 production, blocked damage from oxidants and prevented atherosclerosis. In addition, AGI-1067 reduced LDL cholesterol comparably to and in combination with statins, which are widely used cholesterol lowering drugs.

     Based upon our successful completion of pre-clinical testing, we studied AGI-1067 in seven Phase I clinical trials in more than 150 men and women, including healthy volunteers and patients up to the age of 85 to assess tolerability and potential for interaction with other drugs. In the course of these seven studies we have given AGI-1067 in combination with other drug classes commonly used in patients with atherosclerosis. In these seven clinical trials, six of which we conducted under the Investigational New Drug Application for cholesterol lowering, some subjects reported mild nausea during the first few doses of AGI-1067, but the nausea abated while they continued to take the drug. Overall, subjects tolerated AGI-1067 well, with no dose or use-limiting side effects. These clinical trial results, which showed that patients tolerated AGI-1067 well alone and in combination with other drugs, supported our progress to Phase II clinical trials.

     We are presently conducting a Phase II clinical trial in Canada to assess the tolerability and efficacy of AGI-1067 as an agent to prevent post-angioplasty restenosis. We opened our Canadian Investigational New Drug Application in April 1999 for AGI-1067 as an agent to prevent post-angioplasty restenosis. The Canadian Antioxidant Restenosis Trial, called CART-1, is a multi-center, randomized, double-blind, safety and efficacy dose-ranging study, comparing AGI-1067 with placebo and an active control in patients with established coronary artery disease who undergo elective angioplasty. We plan to dose approximately 300 patients for six weeks and follow them for a total of six months. During angiography performed six months after angioplasty, we will assess the efficacy of AGI-1067 by measuring directly the diameter of the opening of the treated coronary artery. We enrolled the first patient in CART-1 in September 1999 and the trial is ongoing at four Canadian centers of excellence in interventional cardiology. An independent data and safety monitoring board reviews patient data periodically to ensure the continued safety of enrolled patients.

     We have formed a joint management committee with Schering-Plough to oversee all aspects of development and commercialization of AGI-1067. The committee consists of equal numbers of AtheroGenics and Schering-Plough representatives. Under direction of the joint management committee, we expect to manage further clinical, pre-clinical and chemical development work for AGI-1067.

AGI-Series for Respiratory Diseases

     We are developing an intravenously-dosed, v-protectant drug to treat exacerbations of cystic fibrosis. If we achieve positive clinical trial results, we will evaluate our v-protectant for the treatment of patients hospitalized with exacerbations of asthma. For patients with chronic respiratory diseases, including cystic fibrosis and asthma, an exacerbation is a sudden worsening of the patient's breathing that usually requires hospitalization and intensive therapy.

     According to the American Lung Association, asthma afflicts more than 17 million adults and children in the United States. From 1980 to 1994, the prevalence of this disease increased by over 75%. Asthma morbidity and mortality continue to rise in spite of massive public health efforts. According to the American Lung Association, in 1998 the combined direct and indirect costs of asthma in the United States is approximately $11.3 billion annually. Current therapies that target the underlying disease include corticosteroids and several classes of drugs that relieve symptoms but are not effective for chronic inflammation. None of these drugs, including inhaled corticosteroids, is particularly effective for treating exacerbation of asthma which remains a major unmet medical problem. We believe that v-protectants may reduce the inflammation associated with chronic asthma and with the acute exacerbation of asthma and may be useful in the treatment of up to 1.8 million patients annually who develop acute exacerbations of asthma and seek emergency room treatment in the United States.

     Cystic fibrosis is a common hereditary disease among Caucasians. According to the Cystic Fibrosis Foundation, there are 36,000 children and adults with cystic fibrosis in the United States. Approximately 25% of patients with cystic fibrosis are hospitalized at least once per year. Physicians treat exacerbations of cystic fibrosis with antibiotics that treat the associated chronic bacterial infection of the lungs. These antibiotics, however, do not address the chronic inflammation that underlies cystic fibrosis. Physicians no longer use corticosteroids routinely to treat exacerbations because they compromise the patient's immune response to bacterial infection. We believe that v-protectants can treat this chronic inflammation without compromising the necessary immune response to bacteria.

     We have identified v-protectant drug candidates from among four AGI-series of compounds for intravenous administration to hospitalized patients with respiratory diseases. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation. We will use these criteria to choose a lead product candidate for clinical development that targets one or more respiratory disease indications. We plan to apply to the FDA for fast track status for this lead product candidate as a treatment for exacerbations of cystic fibrosis. We have observed a decrease in lung inflammation in a pre-clinical model of asthma using a compound we discovered in this effort.

AGI-Series for Rheumatoid Arthritis

     We are developing an orally-dosed, v-protectant drug to treat patients with chronic rheumatoid arthritis who have not responded to maximum current therapy. For patients with rheumatoid arthritis, chronic therapy progresses from pain relievers to increasingly toxic immunosuppressants, called disease modifiers. If we achieve positive clinical trial results, we will evaluate our v-protectant for the treatment of patients who are receiving moderate disease modifying therapy.

     Rheumatoid arthritis is a common auto-immune disease which affects joints and arterial blood vessels. According to the Arthritis Foundation, there are 2.1 million people with rheumatoid arthritis in the United States. Rheumatoid arthritis and related diseases cost the U.S. economy more than $65 billion annually in direct and indirect costs. Approximately 70% of patients with rheumatoid arthritis are young and middle-aged women. Physicians treat rheumatoid arthritis with pain relievers including aspirin and other non-steroidal anti-inflammatory drugs, and proceed in resistant patients to treatment with low doses of corticosteroids and immunosuppressants. The recent successful introduction of new drugs, including Celebrex, Enbrel and Vioxx, has highlighted both the market potential and the size and scope of the unmet medical need of these patients. These drugs are partially effective but either increase the risk of infection or do not address the chronic vascular inflammation that marks rheumatoid arthritis. We believe that v-protectants can treat the chronic inflammation of rheumatoid arthritis including the direct inflammation of the arteries, without increasing the patient's risk for infection.

     We have identified v-protectant product candidates from among four AGI-series of compounds for oral administration to rheumatoid arthritis patients who have not responded to therapy. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation.

AGI-Series for Post-Transplant Chronic Solid Organ Rejection

     We are developing an orally-dosed, v-protectant drug to treat chronic solid organ transplant rejection. Patients' immune systems recognize transplanted organs as foreign and therefore reject them. This chronic inflammatory process is called chronic solid organ transplant rejection. Physicians treat these patients with powerful immunosuppressants to block all immune and inflammatory reactions that could cause solid organ rejection. These therapies place patients at risk for life threatening infection. The vascular protection provided by our product candidates may protect solid organs from rejection beyond the first year without increasing the risk of infection. We are not aware of any other solid organ anti-rejection drug in development that has this profile.

     Recent industry sources report there are approximately 200,000 organ transplant recipients in the United States who are at risk of chronic transplant rejection. Chronic rejection is a major factor contributing to organ shortage.

     We have identified v-protectant product candidates from among four AGI-series of compounds for oral administration to patients who have received transplants. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation. We will use these criteria to choose a lead product candidate for clinical development that targets chronic solid organ transplant rejection. We plan to apply to the FDA for fast track status for this product candidate as an adjunct to current transplant therapy, which includes immunosuppressant and anti-inflammatory drugs.

Diagnostic Assay Program

     Based on our v-protectant technology platform, we have designed a simple and proprietary blood test that measures a circulating blood marker for atherosclerosis. We plan to conduct tests on human blood samples to establish whether this new marker, called Oxykine, is an accurate and useful diagnostic tool. We believe Oxykine will allow physicians to determine whether a patient has active and progressive atherosclerosis and whether the disease is responding to medical therapy. There are currently no diagnostic tools that meet this critical need in atherosclerosis disease management.

RESEARCH PROGRAM

     We have built a robust research program using our demonstrated expertise in functional genomics, molecular biology, cell biology, physiology, pharmacology, medicine, biochemistry, analytical and synthetic chemistry and bioengineering.

Our research program has three main objectives:

     - To discover and develop v-protectants with enhanced potency and improved therapeutic properties. We are synthesizing novel compounds and testing them in a variety of biochemical and cell-based assays to discover and develop new, small molecule v-protectants. We believe that these v-protectants will have improved therapeutic properties and applicability across a wide range of chronic inflammatory diseases.

     - To identify novel anti-inflammatory therapeutic targets utilizing functional genomics. One part of our drug discovery platform is a set of techniques that connects our knowledge of genes, which code for proteins, to agents that modify gene activity. This collection of methods, called functional genomics, enables us to select targets efficiently. Our target for therapy may be the gene, the protein, another substance in the body that links to the protein, or the agent that induces the change. For example, oxidants are agents that induce changes in gene activity. We believe our functional genomics program will enable us to identify novel genes and their protein products that are critical to the chronic inflammatory process.

     - To develop new classes of v-protectant drugs based on the novel therapeutic targets identified by our functional genomics program. We are identifying enzymes and other molecular targets that either control or are controlled by oxidant signals. These discoveries will enable our chemists to synthesize the next generation of v-protectants. We intend to use these enzymes and other molecular targets for both internal efforts and as strategic collaboration assets.

PATENTS AND INTELLECTUAL PROPERTY

     We have established a patent portfolio of owned and in-licensed patents that cover our lead v-protectant compounds and their use, as well as methods for regulating the fundamental biological pathway involved in the production of the inflammatory protein, VCAM-1. It is our goal to pursue both broad and specific patent protection in the key areas of our research and development both in the United States and internationally, and to identify value-added exclusive in-licensing opportunities.

     The patent approval process in the United States progresses through several steps from filing an application, through review of the application by the U.S. Patent and Trademark Office, and, if the application is allowed, to an issued patent. There is a similar regulatory process in most non-U.S. countries. We currently own one U.S. patent, two allowed U.S. patent applications, eight pending U.S. applications, and 50 associated non-U.S. patent filings, which, if issued, will expire from 2012 to 2020. We co-own with Emory University one pending U.S. patent application and 17 associated non-U.S. patent filings which, if issued, will expire on or before 2018. In addition, we hold exclusive licenses from Emory University to 11 U.S. patents, one U.S. patent application, and 59 associated non-U.S. patent filings, expiring on or before 2012. We purchased the U.S. patent that we own in an agreement with Sampath Parthasarathy. We believe the cost of this agreement to us is immaterial.

     We have license agreements with Emory University and The Regents of University of California covering aspects of our technology. These agreements obligate us to make milestone payments upon attainment of agreed-upon goals and royalty payments on sale of licensed products and technology. The licenses with Emory University and The Regents of the University of California also require us to be diligent in commercializing the licensed technologies within certain time periods. In addition, we have a collaborative research agreement with Emory University.

     Under our license agreement with Emory University, Emory University granted to us an exclusive license to make, use and sell methods and products covered by certain patents and patent applications owned by Emory University relating generally to the treatment and diagnosis of VCAM-1 related diseases. The license agreement requires us to make royalty payments to Emory University based on certain percentages of net revenue we derive from sales of products covered by the licensed patents or patent applications, and from sublicensing of the licensed patents or patent applications. The license agreement also requires us to make milestone payments to Emory University upon the occurrence of certain product development events. Milestone payments for AGI-1067 could total $250,000 if all milestone objectives are met. We must indemnify Emory University for all claims and/or losses caused or contributed to by AtheroGenics arising out of our use of the license. We have procured commercial general liability insurance in specified amounts customary in the industry naming Emory University as an insured.

     The Emory license agreement will terminate when all patent rights licensed under the agreement expire. Emory University may terminate the agreement if, after Emory gives notice to us, we fail to make a payment, we fail to render progress reports, we incur specified financial problems, we decide to no longer develop licensed products under the agreement, or we breach a material term of the agreement. We may terminate the agreement upon advance notice to Emory, or if Emory University violates certain material terms of the agreement.

     Under our license agreement with the Regents of the University of California, we received a license to make, use and sell diagnostic and therapeutic methods and products using monoclonal antibodies in atherosclerosis and other diseases, which are claimed in applicable patent applications owned by the Regents of the University of California in the U.S. and Canada. We must make milestone payments to the Regents of the University of California upon occurrence of various product development events of up to $45,000 for each therapeutic application, and $35,000 for each diagnostic application. In addition, we must pay to the Regents of the University of California a percentage of the net revenue we receive from the sale of products covered by the patents and patent applications, and from our sublicensing the licensed patents and patent applications. The Regents of the University of California may terminate the agreement upon proper notice for violation of material terms of the agreement. The agreement expires in 2018, when the last patent covered by the license expires. We may terminate the agreement at any time upon prior notice to the Regents of the University of California. We must indemnify the Regents of the University of California for all losses and claims arising out of our use of the license. In addition, we have procured commercial liability insurance in specified amounts customary in the industry naming the University of California as an insured.

     Under our sponsored research agreement with Emory University, Emory University has agreed to provide facilities for and to perform research in collaboration with us. The initial term of the agreement was one year. Following the initial term, the agreement is renewable and has been renewed on an annual basis. The renewable term of the agreement will end in 2001. We believe our costs under the agreement are immaterial. Rights to patents, inventions and copyrightable works arising from the research may be held by Emory University independently or jointly between Emory University and us depending upon the circumstances under which the right arises. We have the option to exclusively license patent rights that Emory acquires from the sponsored research, under the terms of our license agreement with Emory. The agreement may be terminated upon mutual agreement, if a party is in material breach, or upon proper notice by either party if the principal investigator at Emory University is terminated and a suitable replacement is not identified.

AGI-1067 Patent Portfolio

     Our patent coverage on AGI-1067 is based on patent filings that we own and patent filings exclusively licensed from Emory University. We own one issued patent, U.S. Patent 5,262,439, which expires in 2012, and related filings in Japan, Canada and Europe that generically cover the compound AGI-1067 as a member of a class of related compounds. The U.S. Patent and Trademark Office has recently allowed one of our patent applications that covers through 2018 the specific compound AGI-1067 and its use to treat VCAM-1 mediated diseases including, among others, atherosclerosis, post-angioplasty restenosis and coronary artery disease. The U.S. Patent and Trademark Office has allowed another of our patent applications that covers the use of a class of compounds closely related to AGI-1067 to treat VCAM-1 mediated diseases. These key applications have also been filed in 20 non-U.S. patent offices. The patents that we have exclusively licensed from Emory University include the use of a substance that inhibits a class of oxidant signals to treat diseases mediated by VCAM-1.

Other V-Protectant Compounds

     We have filed patent applications in the United States and non-U.S. countries that cover the use of a number of compounds identified in our research program to act as v-protectants, and specifically for use in treating cardiovascular and inflammatory disease. Some of these compounds are novel and some represent new uses for known compounds. In addition we have exclusively licensed patents from Emory University that cover the use of a class of compounds which act as v-protectants.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.


     Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent applications filed in non-U.S. countries are often first published six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any licenses or other rights to patents, technology or know-how necessary to conduct our business as described in this prospectus. Any failure to obtain such licenses or other rights could delay or prevent us from developing or commercializing our product candidates and proposed product candidates, which would adversely affect our business.


     Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

Trademarks

     We have applications to register the trademarks AtheroGenics and associated design, AGI and Oxykine pending with the U.S. Patent and Trademark Office. We cannot assure you that our applications to register these trademarks will be successful. We have no knowledge of any infringement or any prior claims of ownership of trademarks that would materially adversely affect our current operations.

EXCLUSIVE LICENSE AGREEMENT WITH SCHERING-PLOUGH

     On October 22, 1999 we entered into a worldwide exclusive license agreement with Schering-Plough. This agreement consists of contracts with two Schering-Plough affiliates. Under the agreement we granted to Schering-Plough an exclusive license under our patents and know-how to make, use and sell AGI-1067 and other specified compounds for the treatment of restenosis, coronary artery disease and atherosclerosis. During the term of the agreement with Schering-Plough, we will not develop or commercialize outside the agreement any compound for the treatment or prevention of restenosis, coronary artery disease or atherosclerosis.

     Schering-Plough paid us an initial nonrefundable licensing fee of $5,000,000 upon signing the agreement and has assumed responsibility for all costs going forward associated with the development, manufacturing and commercialization of products containing AGI-1067 and any other licensed compound. Further, Schering-Plough will make certain payments to us upon achievement of clinical and regulatory milestones. Schering-Plough will also pay us a royalty on all net sales of licensed products and will pay us fees associated with the achievement of certain annual sales levels. Schering-Plough's total direct payments to us for the initial indication of restenosis, excluding royalties and development costs, could reach $189 million during the term of the agreement. The amount and timing of any milestone and royalty payments, however, are subject to events many of which are beyond our control and the achievement of which we cannot assure.

     The agreement will terminate when the last patent right which is the subject of the agreement expires. Schering-Plough may terminate the agreement at any time upon 60 days prior written notice to us. We may terminate the agreement upon the failure of Schering-Plough to meet certain development milestones. Either party may terminate the agreement upon proper notice of certain uncured material violations of the agreement. In addition, either party may terminate the agreement on a product-by-product basis if Schering-Plough ceases commercialization of a licensed product. Finally, either party may terminate the agreement if the other party incurs specified financial problems. Upon certain material breaches of the agreement by AtheroGenics, Schering-Plough may either terminate the agreement, continue the agreement with future milestone payments materially reduced by a specified percentage, or continue the agreement with future royalty payments reduced by a specified percentage. Should either party terminate the agreement, AtheroGenics will have the right to purchase Schering-Plough's remaining inventory of licensed products at a specified amount.

MANUFACTURING

     We have entered into an arrangement with a third party manufacturer for the supply of AGI-1067 bulk drug substance and another third party manufacturer for the formulated drug product. We believe that we could obtain bulk drug and formulated drug product from other manufacturers and formulators at competitive prices, if necessary. The present agreements enable us to focus on our research and development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities and expertise. Our exclusive license agreement with Schering-Plough grants them the right to manufacture AGI-1067 for late-stage clinical trials and commercialization. Schering-Plough has extensive experience in manufacturing pharmaceutical products.

     Our supplier of the bulk drug substance for AGI-1067 operates under current Good Manufacturing Practice guidelines using cost-effective and readily available materials and reliable processes. The starting material used in the manufacturing process of AGI-1067 is probucol, which was once widely used in North America as a cholesterol-lowering agent, but has since been withdrawn from the North American market due to lack of efficacy. Under the terms of our contract, our bulk drug supplier is committed to manufacture sufficient quantities to support development activities for the foreseeable future. This supplier is currently manufacturing AGI-1067 in development-scale batches.

     After manufacture, a third party supplier formulates AGI-1067 into the drug product under current Good Manufacturing Practice guidelines. We anticipate that this supplier will be able to provide sufficient formulated drug product to complete our ongoing and currently planned clinical trials.

     We plan to establish manufacturing agreements with third parties that comply with Good Manufacturing Practice guidelines for bulk drug substance and oral or intravenous formulations of our other v-protectant product candidates.

SALES AND MARKETING

     Under our exclusive license agreement for AGI-1067, Schering-Plough will handle exclusively, or sublicense, on a worldwide basis, sales, marketing and distribution of AGI-1067 for any therapeutic indication. Schering-Plough has extensive experience in marketing pharmaceutical products.

     We plan to collaborate with large pharmaceutical companies to commercialize product candidates other than AGI-1067 which are for patient or physician populations in broad markets. We believe that collaborating with large companies that have significant marketing and sales capabilities provides for optimal penetration into broad markets, particularly those areas that are highly competitive. In contrast, we plan to develop a sales force to commercialize the products targeted at patient and physician populations in narrow markets. By using our own sales and marketing organization, we believe we can retain a higher percentage of the profits generated from the sale of our products. We believe that this sales and marketing strategy will enable us to achieve our financial goals while maintaining our focus on innovative drug discovery coupled with innovative drug development.

COMPETITION

     We believe pharmaceutical companies and research institutions will increase their efforts to define and exploit emerging concepts about vascular cell biology and oxidant signals for drug discovery programs relating to chronic inflammation. Many of these companies and institutions have targeted indications that overlap significantly with our targets and have substantially greater resources than we do. They may, therefore, succeed in commercializing products before we do that compete with us on the basis of efficacy, safety and price.

     Our ability to compete is predicated on four related factors.

     - First, our scientists and their collaborators have pioneered the basic discoveries and research methodologies linking oxidant signals to vascular cell inflammation. These discoveries and research methodologies form the foundation for our proprietary drug discovery programs relating to chronic inflammation.

     - Second, our scientific expertise, coupled with our expertise in clinical drug development, has enabled us to be the first company to conduct clinical trials of an orally-administered, small molecule v-protectant. We believe that our current Phase II clinical trials demonstrate that we are maintaining this important first-to-clinic competitive advantage.

     - Third, we expect that our exclusive license agreement with Schering-Plough will allow us to sustain and extend our competitive advantage.

     - Fourth, we believe our scientific, development and licensing expertise strongly positions us to acquire promising technologies and products discovered outside AtheroGenics.


     Our initial target for drug development is restenosis. We are aware of two orally-dosed drugs that have shown efficacy in prevention of restenosis in clinical trials. One of these drugs, Tranilast, is currently in a worldwide Phase II/III clinical trial sponsored by SmithKline Beecham PLC. The rationale for this clinical trial is based on efficacy in a limited Phase II clinical trial in Japan. However, another major pharmaceutical company previously discontinued Tranilast development during Phase II in the United States as a treatment of asthma due to significant human liver toxicity. The second drug, Lorelco, decreased the rate of restenosis in a North American clinical trial undertaken by an independent investigator. This trial confirmed and extended results from Japan, where Lorelco is still marketed. However, Aventis SA previously withdrew Lorelco from North American markets as a lipid-lowering drug due to lack of efficacy. We believe that a rare but potentially fatal side effect makes Lorelco's return to the marketplace highly unlikely. In addition, we are aware that Amylin Pharmaceuticals Inc. has recently begun Phase I clinical trials to evaluate a compound as a treatment to prevent restenosis after vascular repair procedures. Amylin has reported that in animal studies this compound reduced low density lipids in blood serum, but not high density lipids, to inhibit lipoprotein oxidation, and to inhibit cell adhesion molecules in vascular cells. In addition to these drugs and product candidate, some physicians advocate the use of anti-oxidant vitamins or the use of specially designed catheters or improved angioplasty techniques to decrease the incidence or severity of restenosis.


     In addition to the drugs and devices that may compete with AGI-1067 in the treatment of restenosis, there are a number of other drugs and compounds in development for other indications that we target. A number of companies are pursuing drugs that control aspects of the immune system across the range of diseases that we target. For example, Genentech, Inc. in collaboration with Tanox, Inc. and Novartis AG is developing a novel injectable asthma therapy based on delivery of an anti-IgE monoclonal antibody, which targets the allergic component of chronic asthma. In addition, a number of companies are pursuing cystic fibrosis intervention either through gene therapy in children or through drugs that target the white blood cell response to chronic bacterial infection in children and adults.

GOVERNMENTAL REGULATION

     We plan to develop prescription-only drugs for the foreseeable future. The FDA is the regulatory agency that is charged to protect people in the United States who take prescription medicines. Every country has a regulatory body with a similar mandate. In addition, the European Union has vested centralized authority in the European Medicines Evaluation Agency and Committee on Proprietary Medicinal Products to standardize review and approval across member nations.

     Regulatory agencies have established guidelines and regulations for the drug development process. This process involves several steps. First, the drug company must generate sufficient pre-clinical data to support initial human testing. In the United States, the drug company must submit an Investigational New Drug Application prior to human testing. The Investigational New Drug Application contains adequate data on product candidate chemistry, toxicology and metabolism and, where appropriate, animal research testing to support initial safety evaluation in humans. In addition, the drug company provides to the FDA a clinical plan, including proposed use and testing in subjects comprising healthy volunteers and patients.

     Clinical trials for a new product candidate usually proceed through four phases:

     - Phase I clinical trials explore safety, blood levels, metabolism and the potential for interaction with other drugs. Phase I typically proceeds from healthy volunteers into patients with the target disease and comprises up to approximately 200 total subjects.

     - Phase II clinical trials establish a dose for future testing and marketing in an adequate number of patients with the target disease. The clinical trials may include hundreds of patients who have the target disease and who are receiving a range of background medications. In addition, Phase II clinical trials verify the mechanisms of action proposed pre-clinically.

     - Phase III clinical trials usually include two adequate and well controlled studies in the target population. For most chronic diseases, drug companies study a few thousand patients to assure a broadly applicable assessment of safety and efficacy.

       At the successful conclusion of Phase III, drug companies may submit a product license application, called a New Drug Application in the United States. Upon accepting the submission, the FDA or non-U.S. regulatory authorities review the file for completeness, accuracy and adherence to regulations. These authorities may use internal and external consultants and may convene an expert committee to advise on the safety, effectiveness and usefulness of the proposed new product candidate prior to final regulatory judgment. The final step to registration is approval of the package insert or label that defines what the drug company may promote to physicians who use the new drug.

     - Phase IV clinical trials support marketing of the drug for its approved indication. Phase IV clinical trials generate data to allow promotion of the new drug in comparison with other approved drugs and to support healthcare economics claims. In addition, every pharmaceutical company is responsible for post-marketing surveillance for safety in the marketplace.

     We must meet regulatory standards prior to exposing subjects to any candidate drug product. We remain responsible for any of these development activities whether we perform them internally or contract them to a third party. The FDA may audit us or our third party contractors at any time to ascertain compliance with standards. The FDA may halt all ongoing work if it determines that we or our contractors have deviated significantly from these standards. These standards include:

     - Good Manufacturing Practices, which govern process chemistry, formulation, labeling and handling of drug throughout its life cycle;

     - Good Laboratory Practices, which govern the use of drug in animal studies to support establishment of safety or the disposition and metabolism of the administered drug and handling of human or other biological samples for drug assays; and

     - Good Clinical Practices, which govern the exposure of human subjects under our protocols. Good Clinical Practices set standards for the constitution and activities of institutional review boards that are charged with assuring that the appropriate person gives informed consent prior to study participation and protect patients whether they receive an experimental drug, an approved drug, or an inactive look-alike called a placebo.

     Advertising is subject to FDA approval in the United States and national review elsewhere. In addition, state and local governments and other federal agencies may control marketing if the drug substance, formulation, package, intended use or disposal is subject to local regulation.

     The FDA has expanded its expedited review process in recognition that certain severe or life-threatening diseases and disorders have only limited treatment options. Fast track designation expedites the development process but places greater responsibility on the drug company during Phase IV clinical trials. The drug company may request fast track designation for one or more indications at any time during the Investigational New Drug Application process, and the FDA must respond within 60 days. Fast track designation allows the drug company to develop product candidates and to request an accelerated or priority review of the New Drug Application based on clinical effectiveness in a smaller number of patients. If the FDA accepts the submission as a priority review, the time for New Drug Application review and approval is reduced from one year to six months. We plan to request fast track designation as appropriate for internal drug development programs.

EMPLOYEES


     We currently have 58 full-time employees, including 42 in research and development. The employee group includes 17 Ph.D.s, five M.D.s and 12 employees with Masters degrees. We believe that our employee relations are good.


FACILITIES

     Our scientific and administration facility encompasses approximately 27,000 square feet in Alpharetta, Georgia. We lease our facility pursuant to a long-term lease agreement that expires in 2009 and our aggregate commitment under this long-term, non-cancelable lease is approximately $10 million. This lease may be extended at our option to 2019.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings.

ADVISORY BOARDS

     We have established advisory boards to provide guidance and counsel on aspects of our business. These boards are convened once a year and individual members are contacted as required. Members of these boards provide input on product research and development strategy, education and publication plans. The advisory board members are paid an annual stipend and receive options for common stock for their services, and are reimbursed for expenses in connection with attendance at advisory board meetings. The names and members of these boards are as follows:

Scientific Advisory Board
  R. Wayne Alexander, M.D., Ph.D., Chairman..........  Professor and Chairman of the Department of
                                                         Medicine, Emory University School of
                                                         Medicine
  Victor J. Dzau, M.D. ..............................  Chairman, Department of Medicine, Harvard
                                                         Medical School
  David Harrison, M.D. ..............................  Professor of Medicine, Division of Cardiology,
                                                         Emory University School of Medicine
  Dennis Liotta, Ph.D. ..............................  Professor of Chemistry and Vice President of
                                                         Research, Emory University School of
                                                         Medicine
  Robert M. Nerem, Ph.D. ............................  Parker H. Petit Professor and Director,
                                                         Bioengineering and Bioscience, Georgia
                                                         Institute of Technology
  Sampath Parthasarathy, Ph.D. ......................  Professor, Department of Gynecology and
                                                         Obstetrics, Emory University School of
                                                         Medicine
  Robert D. Rosenberg, M.D., Ph.D. ..................  Professor of Biology, Massachusetts Institute
                                                         of Technology and Professor of Medicine,
                                                         Harvard Medical School
Clinical Advisory Board
  William Virgil Brown, M.D. ........................  Professor of Medicine, Director of Division of
                                                         Atherosclerosis & Lipid Metabolism, Emory
                                                         University School of Medicine
  Harvey M. Golomb, M.D. ............................  Professor and Chairman, Department of
                                                       Medicine, and Director, Section of
                                                         Hematology/Oncology, The University of
                                                         Chicago
  Joseph L. Witzum, M.D. ............................  Professor of Medicine, University of
                                                         California at San Diego

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


     The following table sets forth certain information regarding our executive officers, key employees and directors as of August 1, 2000:



NAME                                             AGE   POSITION
----                                             ---   --------
Russell M. Medford, M.D., Ph.D.................  45    President, Chief Executive Officer and
                                                         Director
Mark P. Colonnese..............................  45    Vice President of Finance and Administration,
                                                         Chief Financial Officer and Assistant
                                                         Secretary
Mitchell Glass, M.D............................  48    Vice President, Clinical Development and
                                                         Regulatory Affairs
Don Kirksey, Ph.D..............................  52    Vice President of Business and Corporate
                                                         Development
William A. Scott, Ph.D.........................  60    Vice President -- Research and Director
Michael A. Henos (1)...........................  51    Chairman of the Board of Directors
R. Wayne Alexander, M.D., Ph.D.................  59    Director and Secretary
Vaughn D. Bryson...............................  62    Director
T. Forcht Dagi, M.D. (2).......................  51    Director
Vijay K. Lathi (2).............................  27    Director
Arda Minocherhomjee (1)........................  46    Director
Arthur M. Pappas (1)...........................  53    Director
Richard S. Schneider (2).......................  59    Director


---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Russell M. Medford, M.D., Ph.D. is our scientific co-founder, President and Chief Executive Officer and has served as a member of our board of directors since our inception in 1993. Dr. Medford has been our President and Chief Executive Officer since 1995 after serving as Executive Vice President from 1993 to 1995. Since 1989, Dr. Medford has held a number of academic appointments at the Emory University School of Medicine, most recently as Associate Professor of Medicine and Director of Molecular Cardiology. Dr. Medford is a molecular cardiologist whose research has focused on the molecular basis of cardiovascular disease and holds 11 U.S. patents. Dr. Medford currently serves on advisory committees to the National Heart, Lung and Blood Institute of the National Institutes of Health. He is also a director of privately-held Inhibitex, Inc. and Helios Health, Inc. Dr. Medford also serves on the Board of Trustees of EmTech Biotechnology Development, Inc. Dr. Medford received a B.A. from Cornell University, and an M.D. with Distinction and a Ph.D. in molecular and cell biology from the Albert Einstein College of Medicine. Dr. Medford completed his residency in internal medicine at the Beth Israel Hospital and his fellowship in cardiology at the Brigham and Women's Hospital and Harvard Medical School, where he also served on the faculty of Medicine.

     Mark P. Colonnese has served as our Vice President of Finance & Administration and Chief Financial Officer since 1999. Prior to joining us, Mr. Colonnese was at Medaphis Corporation from 1997 to 1998, serving most recently as Senior Vice President and Chief Financial Officer. Previously, Mr. Colonnese was Vice President of Finance and Chief Financial Officer and a member of the executive committee at Applied Analytical Industries, Inc., a pharmaceutical development company, from 1993 to 1997. Mr. Colonnese served on the board of directors of Endeavor Pharmaceuticals, Inc. from 1994 to 1997. From 1983 to 1993, Mr. Colonnese held a number of executive and management positions at Schering-Plough Corporation, culminating as Senior Director of Planning and Business Analysis. Mr. Colonnese holds an M.B.A. from Fairleigh Dickinson University and a B.S. magna cum laude from Ithaca College, and is a Certified Public Accountant.

     Mitchell Glass, M.D. has served as our Vice President, Clinical Development and Regulatory Affairs since 1997. From 1995 to 1996, Dr. Glass served as Vice President and Director of Cardiopulmonary Clinical Research, Development and Medical Affairs at SmithKline Beecham PLC. From 1988 to 1995, Dr. Glass held various positions at ICI Pharmaceuticals PLC, subsequently Zeneca PLC, where he was responsible for developing the pulmonary therapeutics group. From 1985 to 1987, Dr. Glass served as an attending physician in Pulmonary Medicine and Critical Care at Graduate Hospital while maintaining a teaching position at the University of Pennsylvania. From 1981 to 1984, Dr. Glass was a postdoctoral Fellow and Research Associate in Pulmonary Medicine and Respiratory Physiology at the University of Pennsylvania. Dr. Glass received B.A. and M.D. degrees from the University of Chicago and completed his residency in internal medicine and clinical fellowship in Pulmonary Medicine at Presbyterian, University of Pennsylvania Medical Center.


     Don Kirksey, Ph.D. has served as our Vice President of Business and Corporate Development since 1998. Prior to joining us, Dr. Kirksey was Vice President of Licensing and Business Development at Medco Research, Inc. from 1996 to 1998. From 1989 to 1996, Dr. Kirksey served as Director of Global Research Alliances at Glaxo Wellcome, Inc. Dr. Kirksey received his Ph.D. from the University of Mississippi and a B.S. from Delta State University. He was a National Institutes of Health Neuroscience Fellow at Duke University and is a member of the American Association for the Advancement of Science and the Licensing Executive Society.


     William A. Scott, Ph.D. has served as a member of our board of directors since 1997 and in a consulting role as our Vice President -- Research since May 2000. Dr. Scott was Chief Executive Officer and a member of the board of directors of Physiome Sciences, Inc., a company that specializes in the design of computer models of human organs, from 1997 to 1999. From 1983 to 1996, Dr. Scott held numerous positions at the Bristol-Myers Squibb Research Institute, most recently as Senior Vice President of Drug Discovery from 1990 until 1996. Dr. Scott has served as an Adjunct Professor at the Rockefeller University since 1983 and as an Associate Dean and Associate Professor at Rockefeller University.

     Michael A. Henos has served as Chairman of our board of directors since 1994 and was our Chief Financial Officer from 1994 to 1999. From 1991 to the present, Mr. Henos has served as managing general partner of Alliance Technology Ventures, L.P., a venture capital fund formed to invest in technology-based startup companies located in the Southeastern United States. Mr. Henos served as a general partner with Aspen Ventures, a $150 million early stage venture capital partnership from 1986 to 1993. Mr. Henos previously served as a vice president of 3I Ventures Corporation, the predecessor of Aspen Ventures from 1986 to 1991. From 1984 to 1986, Mr. Henos served as a healthcare consultant with Ernst & Young, specializing in venture financing of startup medical technology companies. Before joining Ernst & Young, Mr. Henos served in a variety of operating management positions and co-founded and served as Chief Executive Officer of ProMed Technologies, Inc. Mr. Henos previously served as a director of KeraVision, Inc.

     R. Wayne Alexander, M.D., Ph.D. is our scientific co-founder and has served as a member of our board of directors since our inception in 1993. Dr. Alexander has been a Professor of Medicine since 1988 and Chairman of the Department of Medicine of Emory University School of Medicine and Emory University Hospital since 1999. From 1988 to 1999, Dr. Alexander served as the Director of the Division of Cardiology at the Emory University School of Medicine and Emory University Hospital. Prior to his appointment at Emory University School of Medicine, Dr. Alexander served as Associate Professor of Medicine at Harvard Medical School from 1982 to 1988. Dr. Alexander received his Ph.D. in physiology from Emory University and his M.D. from Duke University School of Medicine. Dr. Alexander completed his residency in internal medicine at the University of Washington and completed his fellowship in cardiology at Duke University.

     Vaughn D. Bryson has served as a consultant to us since 1996 and a member of our board of directors since February 2000. Mr. Bryson is President of Life Science Advisors, a consulting firm focused on assisting biopharmaceutical and medical device companies in building shareholder value. Mr. Bryson was a 32-year employee of Eli Lilly & Company and served as President and Chief Executive Officer of Eli Lilly from 1991 to 1993. Mr. Bryson was Executive Vice President of Eli Lilly from 1986 until 1991 and served as a member of Eli Lilly's board of directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International from 1994 to 1996. He is also a director of Amylin Pharmaceuticals Inc., Ariad Pharmaceuticals Inc., Boehringer Ingelheim Corporation, the U.S. subsidiary of Boehringer Ingelheim GmbH, Chiron Corporation and Quintiles Transnational Corp., and privately-held Fusion Medical Technologies, Inc. and Molecular Geriatrics, Inc. Mr. Bryson received a B.S. degree in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

     T. Forcht Dagi, M.D., M.P.H., F.A.C.S., F.C.C.M. has served as a member of our board of directors since 1999. Dr. Dagi joined Cordova Ventures, LLP, a venture fund with over $250 million under management as a Managing Partner in 1996. Prior to joining Cordova, Dr. Dagi served as director and principal of Access Partners, an early stage biotechnology fund. Dr. Dagi serves as a director of the following privately-held companies: AviGenics, Inc., Inhibitex, Inc., Cogent Neuroscience, Inc., Encelle, Inc., iPhysicianNet Inc., Merix Biosciences, Inc. and Xanthon, Inc. Dr. Dagi received an A.B. from Columbia College, an M.D. from the Johns Hopkins School of Medicine, an M.P.H. from the Johns Hopkins School of Hygiene and Public Health, an M.T.S. from Harvard University, and an M.B.A. in finance and strategic planning from the Wharton School of the University of Pennsylvania. Dr. Dagi was trained in neurosurgery and neurophysiology at the Massachusetts General Hospital and Harvard Medical School, where he was a Neuroresearch Foundation Fellow. Dr. Dagi is a diplomat of American Board of Neurological Surgeons and a Fellow of both the American College of Surgeons and the College of Critical Care Medicine.

     Vijay K. Lathi has served as a member of our board of directors since 1999. Mr. Lathi joined The Sprout Group in 1998 as an associate focused on life science, medical devices and information technology related to healthcare. Prior to joining Sprout, Mr. Lathi served as an analyst with the healthcare venture capital group at Robertson Stephens & Company from 1997 to 1998. From 1995 to 1997, Mr. Lathi served as an analyst at Cornerstone Research, an economic and financial consulting firm. Mr. Lathi received his B.S. in chemical engineering from Massachusetts Institute of Technology and his M.S. in chemical engineering from Stanford University.

     Arda M. Minocherhomjee, Ph.D. has served as a member of our board of directors since 1999. Dr. Minocherhomjee currently serves as Managing Director of William Blair Capital Partners, LLC. He joined William Blair & Company in 1992 as a Senior Healthcare Analyst. Dr. Minocherhomjee subsequently served as head of the firm's healthcare research group. Dr. Minocherhomjee serves as a director of the following privately-held companies: Morton Grove Pharmaceuticals Inc., Pharma Research Corporation, Cypres Medical Products, Inc. and DJ Pharma, Inc. He received an M.Sc. in Pharmacology from the University of Toronto and a Ph.D. in Pharmacology and an M.B.A. from University of British Columbia. Dr. Minocherhomjee was a post-doctoral fellow in pharmacology at University of Washington Medical School.

     Arthur M. Pappas has served as a member of our board of directors since June 1995. Mr. Pappas is Chairman and Chief Executive Officer of A.M. Pappas & Associates, LLC, an international consulting, investment and venture company that works with life science companies, products and related technologies. Prior to founding A.M. Pappas & Associates in 1994, Mr. Pappas was a director on the main board of Glaxo Holdings PLC with executive responsibilities for operations in Asia Pacific, Latin America, and Canada. In this capacity, Mr. Pappas was Chairman and Chief Executive of Glaxo Far East (Pte) Ltd. and Glaxo Latin America Inc., as well as Chairman of Glaxo Canada Inc. Mr. Pappas has held various senior positions with Abbott Laboratories International Ltd., Merrell Dow Pharmaceuticals and the Dow Chemical Company, in the United States and internationally. Mr. Pappas is a director of KeraVision, Inc., Quintiles Transnational Corp. and Valentis Inc., and privately-held ArgoMed, Inc. and Embrex, Inc. Mr. Pappas received a B.S. in biology from Ohio State University and an M.B.A. in finance from Xavier University.

     Richard S. Schneider, Ph.D. has served as a member of our board of directors since 1997 and currently serves as a general partner of One Palmer Square Associates, L.L.C., the general partner of various Domain Associates, L.L.C. affiliates. Dr. Schneider served as a Managing Member of Domain Associates, a venture capital firm that manages over $500 million and invests in life sciences companies, from 1990 until his retirement in 1998. Prior to joining Domain Associates, Dr. Schneider served as a Vice President of 3I Ventures Corporation, a venture capital firm, from 1986 to 1990. From 1983 to 1989, Dr. Schneider served as President of Biomedical Consulting Associates Inc. Dr. Schneider was a founder and Vice President from 1967 to 1983 of Syva Company, subsequently a division of Syntex Corporation. Dr. Schneider also is a director of the following privately-held companies: Landec Corporation, Mitokor, Inc. and Selective Genetics, Inc.

BOARD COMPOSITION

     Pursuant to our amended and restated articles of incorporation and amended and restated bylaws, our board of directors is divided into three classes, with each director serving a three-year term (after the initial term). Directors are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. The directors of Class I, Mr. Bryson, Mr. Lathi and Dr. Schneider, hold office until the first scheduled annual meeting of shareholders following the offering. The directors of Class II, Dr. Alexander, Dr. Dagi, Dr. Minocherhomjee and Dr. Scott, hold office until the second annual meeting of shareholders following the offering. The Directors of Class III, Mr. Henos, Dr. Medford and Mr. Pappas, hold office until the third scheduled annual meeting of shareholders. Executive officers are elected by and serve at the discretion of our board of directors. No family relationships exist among any of our directors or executive officers.

BOARD COMMITTEES

     We have established an audit committee, a compensation committee, an M&A/strategic committee and a science committee.

     Audit Committee. The audit committee, which consists of Dr. Dagi, Mr. Lathi and Dr. Schneider, is responsible for nominating our independent auditors for approval by the board of directors and reviewing the scope, results and costs of the audits and other services provided by our independent auditors.

     Compensation Committee. The compensation committee, which consists of Mr. Henos, Dr. Minocherhomjee and Mr. Pappas, reviews and approves the compensation and benefits for our executive officers, administers our 1995 Stock Option Plan and 1997 Equity Ownership Plan, and makes recommendations to the board of directors regarding such matters.

     M&A/Strategic Committee. The M&A/strategic committee, which consists of Drs. Medford, Minocherhomjee and Schneider, is responsible for providing guidance to us on matters relating to mergers and acquisitions and other strategic issues.

     Science Committee. The science committee, which consists of Drs. Alexander and Scott, is responsible for providing guidance to us on science-related matters.

DIRECTOR COMPENSATION

     During 1999, we did not provide any compensation to members of our board of directors for serving on our board or for attendance at committee meetings. We reimbursed our non-management directors for ordinary and necessary travel expenses to attend board and committee meetings.

     In connection with joining our board of directors in February 2000, we have entered into a four-year consulting agreement with Mr. Bryson pursuant to which he will assist management in assessing growth opportunities and strategic direction. Our board of directors has agreed to pay Mr. Bryson for his consulting services a non-qualified stock option to acquire up to 20,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. The option vests 25% on the first anniversary of the date of grant and approximately 2% per month thereafter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned during the year ended December 31, 1999 by our Chief Executive Officer and four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during 1999. The executive officers listed in the table below are referred to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                              -------------------------
                                                                              SECURITIES
                                                      ANNUAL COMPENSATION     UNDERLYING    ALL OTHER
                                                     ----------------------    OPTIONS     COMPENSATION
            NAME AND PRINCIPAL POSITION              SALARY ($)   BONUS ($)      (#)          ($)(1)
            ---------------------------              ----------   ---------   ----------   ------------
Russell M. Medford, M.D., Ph.D.....................   237,000          --      300,000         4,990
     President and Chief Executive Officer
Mark P. Colonnese..................................   182,083      30,000      140,000         3,681(2)
     Vice President, Finance and Administration,
       Chief Financial Officer and Assistant
       Secretary
Mitchell Glass, M.D................................   210,000          --       20,000        27,508(3)
     Vice President, Clinical Development and
       Regulatory Affairs
Don Kirksey, Ph.D..................................   182,292          --       50,000        44,914(4)
     Vice President, Business and Corporate
       Development
Uday Saxena, Ph.D.(5)..............................   120,000          --           --         3,600
     Vice President, Pre-Clinical Research

---------------

(1) Includes for each named executive officer a 401(k) Plan matching contribution by us as follows: Dr. Medford: $4,990; Mr. Colonnese: $1,420; Dr. Kirksey: $1,312; Dr. Saxena: $3,600.

(2) Includes $2,256 for consulting services prior to employment.

(3) Represents reimbursement for personal travel.

(4) Represents reimbursement for moving and relocation expenses.

(5) Dr. Saxena resigned as Vice President, Pre-Clinical Research as of April 30, 2000. Dr. Saxena has agreed to serve as a consultant to us during the transition of his job responsibilities to Dr. Scott.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

     The following table sets forth information concerning the individual grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 1999. All options were granted under our 1997 Equity Ownership Plan. Each option has a ten-year term, subject to earlier termination if the optionee's service with us terminates. Options vest at the rate of 25% on the anniversary of the vesting commencement date and 1/48th monthly thereafter in 36 equal installments. All options are granted at the fair value on the date of grant as determined by our board of directors. In reaching the determination of fair value at the time of each grant, the board of directors considers a range of factors, including the price at which we were able to raise funds from third-party investors through the sale of convertible preferred stock in recent transactions and the rights of common stock compared to this preferred stock, as well as the illiquidity of an investment in the common stock. Subsequent to June 30, 1999, fair value has been determined by independent valuations.

                                                                                                      POTENTIAL REALIZABLE VALUE
                                             INDIVIDUAL GRANT                                           AT ASSUMED ANNUAL RATES
                               --------------------------------------------                                 OF STOCK PRICE
                                                        PERCENT OF TOTAL                                     APPRECIATION
                               NUMBER OF SECURITIES      OPTIONS GRANTED      EXERCISE                    FOR OPTION TERM(2)
                                UNDERLYING OPTIONS        TO EMPLOYEES         PRICE     EXPIRATION   ---------------------------
NAME                               GRANTED (#)        IN FISCAL YEAR (%)(1)    ($/SH)       DATE         5%($)          10%($)
----                           --------------------   ---------------------   --------   ----------   ------------   ------------
Russell M. Medford, M.D.,
  Ph.D.......................        200,000                  26.9              0.30       4/28/09     3,849,347      6,164,982
                                     100,000                  13.5              0.31       12/8/09     1,923,674      3,081,491
Mark P. Colonnese............        120,000                  16.1              0.30       2/23/09     2,309,608      3,698,989
                                      20,000                   2.7              0.31       12/8/09       384,735        616,298
Mitchell Glass, M.D. ........         20,000                   2.7              0.30       4/28/09       384,935        616,498
Don Kirksey, Ph.D............         50,000                   6.7              0.31       12/8/09       961,837      1,540,745
Uday Saxena, Ph.D............             --                    --                --            --            --             --

---------------

(1) In 1999, we granted options to employees to purchase an aggregate of 743,500 shares of common stock.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and are applied to an assumed initial public offering price of $12.00 per share. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

       AGGREGATE OPTION EXERCISES IN 1999 AND 1999 YEAR-END OPTION VALUES

     The following table provides certain summary information concerning stock options held as of December 31, 1999, by each of the Named Executive Officers. None of the Named Executive Officers exercised stock options in 1999.

                                                            NUMBER OF               VALUE OF UNEXERCISED
                                                      SECURITIES UNDERLYING         IN-THE-MONEY OPTIONS
                                                     UNEXERCISED OPTIONS AT            AT DECEMBER 31,
                                                      DECEMBER 31, 1999(#)               1999($)(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                         -----------   -------------   -----------   -------------
Russell M. Medford, M.D., Ph.D...................    100,000        300,000       1,190,000      3,509,000
Mark P. Colonnese................................         --        140,000              --      1,636,600
Mitchell Glass, M.D..............................     75,000         75,000         877,500        877,500
Don Kirksey, Ph.D................................     25,000        125,000         292,500      1,462,000
Uday Saxena, Ph.D................................     91,300         28,700       1,068,210        335,790

---------------

(1) There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options as of that date was calculated on the basis of an assumed initial public offering price of $12.00 per share, less the aggregate exercise price of the options.

EMPLOYEE BENEFIT PLANS

1995 Stock Option Plan


     As of August 1, 2000, a total of 277,800 shares of common stock were reserved for issuance under our 1995 Stock Option Plan, or 1995 Plan, 260,000 of which were subject to outstanding options. The 1995 Plan provides for the grant of options to which Internal Revenue Code sec.422, relating generally to incentive stock options and other options, does not apply. The 1995 Plan provides for granting stock options to our directors, employees, consultants and contractors. The 1995 Plan is administered by our board of directors. Subject to the provisions of the 1995 Plan, the board of directors has the authority and sole discretion to determine and designate those persons to whom options are granted, the option price of the shares covered by any options granted, the manner in and conditions under which options are exercisable, including any limitations or restrictions thereon, and the time or times at which options shall be granted. Our board of directors may not grant any options under the 1995 Plan more than ten years after its date of adoption. The maximum term of options granted under the 1995 Plan is ten years. Unless terminated earlier in accordance with the provisions of the 1995 Plan, the 1995 Plan will terminate upon the later of:


     - the complete exercise or lapse of the last outstanding option, or

     - the last date upon which options may be granted under the 1995 Plan.

1997 Equity Ownership Plan


     As of August 1, 2000, a total of 3,244,233 shares of common stock were reserved for issuance under our 1997 Equity Ownership Plan, or 1997 Plan, of which options to purchase an aggregate of 2,307,795 shares were outstanding and 936,438 shares were available for future grant. No participant in the 1997 Plan may be granted awards in excess of 30% of the total number of shares authorized for issuance under the 1997 Plan. The 1997 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, shares of restricted stock, stock appreciation rights and performance awards to our employees, directors, consultants and advisors. Incentive stock options may be granted only to our employees. The 1997 Plan is administered by our board of directors or its designee(s). Subject to the provisions of the 1997 Plan, the administrator has the authority to determine:


     - to whom awards will be granted,

     - the time when awards may be granted,

     - the number of shares to be covered by an award,

     - when an award becomes exercisable,

     - the exercise price of an award, which price, in the case of incentive stock options, shall not be less than the fair market value of our common stock on the date of grant or, in the case of incentive stock options granted to employees who own, directly or indirectly, more than 10% of our total combined voting power, 110% of the fair market value of our common stock on the date of grant, and

     - any restrictions or conditions on the shares subject to awards.

The maximum term of incentive stock options granted under the 1997 Plan is ten years. Our board of directors may terminate the 1997 Plan at any time, provided that no termination without the consent of the holder of an award shall adversely affect the rights of the participant under the award.

401(k) Plan

     We have established a tax-qualified employee savings and retirement plan, or 401(k) Plan. Under the 401(k) Plan, eligible participating employees may elect to contribute up to 15% of their salary, up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code. The 401(k) Plan permits us to make discretionary matching contributions. During 1999 we matched 50% of employees' contributions, up to a maximum of 6% of employees' annual base compensation. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any number of investment options.

EMPLOYMENT AND CONSULTING AGREEMENTS

     We do not have employment agreements with any of our employees. We expect to enter into an employment agreement with Dr. Medford within the next 30 days.

     Our proposed employment agreement with Dr. Medford will have an initial term of three years, commencing on the effective date of the agreement. The initial term will extend automatically for one year on the second anniversary of the effective date of the agreement and on each anniversary thereafter, unless, prior to such anniversary, either party gives notice that it wishes to terminate the agreement at the end of the then current employment term. The proposed agreement provides for a base salary of not less than $275,000 per year and annual incentive compensation to be determined by our board of directors in its discretion. However, for the first year of the agreement, the target annual incentive would be $100,000 or 38% of base salary. Following our initial public offering, our board of directors would grant annually to Dr. Medford (subject to availability) additional stock or stock options with a value of at least 60% of Dr. Medford's then current base salary. The proposed employment agreement also provides Dr. Medford with an allowance for financial and tax planning assistance not to exceed $15,000 during the first year of the agreement and not to exceed $7,500 annually in subsequent years.

     If we terminate the agreement other than for cause or we choose not to extend the agreement, or if Dr. Medford terminates the agreement as a result of a constructive discharge or a change of control of AtheroGenics, we must continue Dr. Medford's then current base salary and target annual incentive for two years from the effective date of such termination. In the event that Dr. Medford voluntarily resigns or is discharged for cause, he will receive no special severance benefits or compensation. We expect that Dr. Medford's employment contract will have post-termination noncompete and nonsolicitation provisions typical for a person serving as an executive officer of a company.


     On May 11, 2000, we entered into a consulting agreement with Dr. Scott, a member of our board of directors, to engage him to serve as Vice
President -- Research for a period of up to six months. We agreed to pay Dr. Scott $900 per day onsite, plus we will award him 1,000 shares of common stock for each month of service. As of August 1, 2000, we have awarded Dr. Scott 3,000 shares of common stock. The agreement may be terminated at any time by either party.

                              CERTAIN TRANSACTIONS

     Since January 1, 1997, we have engaged in the following transactions with our directors, officers and 5% shareholders and affiliates of our directors, officers and 5% shareholders:

     In January 1995, we entered into a license agreement with Emory University. Under the terms of this agreement, Emory granted to us an exclusive right and license to make, use and sell products utilizing inventions claimed in several patents developed by employees of Emory. The Emory employees who developed the licensed patents include Russell M. Medford, M.D., Ph.D., our President, Chief Executive Officer and director, R. Wayne Alexander, M.D., Ph.D., our Secretary and a member of our board of directors, and Sampath Parthasarathy, Ph.D., a member of our scientific advisory board. The license agreement requires us to make royalty payments to Emory based on certain percentages of net revenue we derive from sales of products utilizing inventions claimed in the licensed patents and from sublicensing of the licensed patents. The license agreement also provides for milestone payments to Emory upon the occurrence of certain events relating to the development of products utilizing the licensed patents. Drs. Alexander, Medford and/or Margaret K. Offermann, M.D., Ph.D., Dr. Medford's wife, will receive a portion of our payments to Emory under the license agreement. We paid a signing fee to Emory upon the execution of this agreement and an additional amount for achievement of the first milestone under the agreement. We are required to pay Emory royalties upon sales of products utilizing the patent technology and milestone payments totaling $250,000, if all sales and milestone objections are met. We have not made any other royalty or milestone payments to Emory under this agreement to date.

     We are a party to a sponsored research agreement with Emory dated October 14, 1996. Under the terms of this agreement, Emory agrees to collaborate with us and furnish the facilities necessary to carry out a specified research program. As discussed above, some of our directors and executive officers are employees of Emory. We have paid approximately $300,000 to Emory pursuant to this agreement.

     We are a party to a patent purchase agreement dated April 26, 1995 with Sampath Parthasarathy, Ph.D., a member of our scientific advisory board, whereby we are obligated to pay to Dr. Parthasarathy royalties based upon the gross selling price paid to us by a purchaser of any process, service or product that utilizes one of the claimed inventions of the patents purchased from Dr. Parthasarathy. We have not made any royalty payments to Dr. Parthasarathy pursuant to this agreement.

     In August 1998 we consummated a bridge financing in which we issued an aggregate of $6,000,000 principal amount notes bearing interest at a rate per annum equal to the prime rate as published in The Wall Street Journal plus 2%. At that time we also issued warrants exercisable for shares of our Series B convertible preferred stock covering an aggregate of 10% of the original principal amount of the notes to the purchasers of the notes. We issued $150,000 principal amount notes with the same terms to additional investors in February 1999. In April 1999 we issued warrants exercisable for shares of our Series C convertible preferred stock covering an aggregate of 10% of the original principal amount of the notes to the participants in the bridge financing as consideration for extending the maturity of the notes. The notes and a portion of the accrued interest on the notes were converted into 2,140,357 shares of our Series C convertible preferred stock in April 1999. The investors in this financing consisted principally of the holders of our convertible preferred stock. These investors included 5% shareholders Alliance Technology Ventures, L.P. and related entities, Domain Associates, L.L.C. and related entities and The Sprout Group, as well as Arthur M. Pappas, a member of our board of directors. Russell M. Medford, our President and Chief Executive Officer and a member of our board of directors, is a Special Limited Partner of Alliance, Michael A. Henos, Chairman of our board of directors, is the General Partner of Alliance, Richard S. Schneider, a member of our board of directors, is a General Partner of One Palmer Square Associates III, L.P., the General Partner of Domain Partners III, L.P. and DP III Associates, L.P., and was a Managing Member of Domain Associates, L.L.C. until 1998, and Vijay K. Lathi, a member of our board of directors, is an associate with Sprout.

     In July 1999, we entered into a sublease agreement with ATV Management Corp. for certain office space that, unless otherwise extended, will expire in July 2002. Michael A. Henos, Chairman of our board of directors, is the President and sole shareholder of ATV Management. The agreement provides for monthly lease payments of approximately $6,200 to us from ATV Management. This monthly lease payment is substantially equivalent to our monthly lease payment for equivalent space. To date, we have received approximately $68,200 from ATV Management pursuant to this agreement.


     In April, May and August of 1999, we issued an aggregate of 5,899,999 shares of Series C convertible preferred stock at a price of $3.00 per share. Investors in this financing included 5% shareholders Alliance, Domain and Sprout, and their related entities, referred to above.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 1, 2000 and as adjusted to reflect the sale of common stock offered hereby for:


          - each person who is known by us to beneficially own more than 5% of our common stock;

          - our Chief Executive Officer and each of our Named Executive
            Officers;

          - each of our directors; and

          - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares set forth opposite such person's or entity's name.


     The percentage of beneficial ownership before the offering is based on 16,931,515 shares, consisting of 3,072,413 shares of common stock outstanding as of August 1, 2000, and 13,859,102 shares issuable upon conversion of preferred stock. The percentage of beneficial ownership after the offering is based on 22,931,515 shares, including the shares to be sold in this offering. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of August 1, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o AtheroGenics, Inc., 8995 Westside Parkway, Alpharetta, Georgia 30004.



                                                                                    PERCENT
                                                                                 BENEFICIALLY
                                                                                     OWNED
                                                                              -------------------
                                                                 SHARES        BEFORE     AFTER
                                                              BENEFICIALLY      THE        THE
BENEFICIAL OWNER                                                 OWNED        OFFERING   OFFERING
----------------                                              ------------    --------   --------
Entities affiliated with Alliance Technology Ventures,
  L.P. .....................................................   2,735,008(1)     16.2%      11.9%
  8995 Westside Parkway
  Suite 200
  Alpharetta, Georgia 30004
Entities affiliated with William Blair Capital Partners VI,
  L.P. .....................................................   2,678,667(2)     15.7%      11.6%
  232 West Adams Street
  Chicago, Illinois 60606
Entities affiliated with Sprout Capital, VII, L.P...........   1,721,212(3)     10.2%       7.5%
  3000 Sand Hill Road
  Building 4, Suite 270
  Menlo Park, California 94025
Entities affiliated with Domain Associates, L.L.C...........   1,655,557(4)      9.7%       7.2%
  One Palmer Square
  Suite 515
  Princeton, New Jersey 08542
3i Bioscience Investment
Trust plc...................................................     953,912(4)      5.6%       4.2%
  91 Waterloo Road
  London SE18XP
  England
Michael A. Henos............................................   2,891,008(5)     17.1%      12.6%

                                                                                    PERCENT
                                                                                 BENEFICIALLY
                                                                                     OWNED
                                                                              -------------------
                                                                 SHARES        BEFORE     AFTER
                                                              BENEFICIALLY      THE        THE
BENEFICIAL OWNER                                                 OWNED        OFFERING   OFFERING
----------------                                              ------------    --------   --------
Arda Minocherhomjee, Ph.D. .................................   2,678,667(6)     15.8%      11.7%
Richard S. Schneider, Ph.D. ................................   1,524,557(7)      9.0%       6.7%
Russell M. Medford, M.D., Ph.D. ............................     829,900(8)      4.9%       3.6%
R. Wayne Alexander, M.D., Ph.D. ............................     798,900(9)      4.7%       3.5%
T. Forcht Dagi, M.D. .......................................     678,666(10)     4.0%       3.0%
Arthur M. Pappas............................................     125,301(11)       *          *
Uday Saxena, Ph.D...........................................      97,850           *          *
Mitchell Glass, M.D.........................................     102,000(14)       *          *
Vaughn D. Bryson............................................      55,032           *          *
Mark P. Colonnese...........................................      54,600(12)       *          *
William A. Scott, Ph.D......................................      44,000(13)       *          *
Don Kirksey, Ph.D...........................................      43,000(15)       *          *
Vijay K. Lathi..............................................           0           *          *
All directors and executive officers as a group (14
  persons)..................................................   9,923,481        56.7%      42.2


---------------

  *  Less than one percent (1%) of outstanding shares.
 (1) Includes 2,089,879 shares owned by Alliance Technology Ventures, L.P., 483,011 shares owned by ATV/GP Parallel Fund, L.P., and 162,118 shares owned by ATV/MFJ Parallel Fund, L.P. Michael A. Henos, managing general partner of Alliance Technology Venture, L.P., exercises voting and investment power over the shares owned by these entities. See footnote (5) below.
 (2) Includes 12,000 shares subject to options exercisable within 60 days by William Blair & Company, L.L.C. and 2,666,667 shares owned by William Blair Capital Partners VI, L.P. Arda Minocherhomjee, Managing Director of William Blair Capital Partners, LLC, which is the general partner of William Blair Capital Partners VI, L.P., exercises voting and investment power over these shares. See footnote (6) below.

 (3) Includes 1,424,388 shares owned and 62,468 shares subject to warrants exercisable within 60 days by Sprout Capital VII, L.P.; 16,525 shares owned and 726 shares subject to warrants exercisable within 60 days by Sprout CEO Fund, L.P.; 163,740 shares owned and 7,182 shares subject to warrants exercisable within 60 days by DLJ First ESC, L.P.; and 32,747 shares owned, 1,436 shares subject to warrants exercisable within 60 days and 12,000 shares subject to options exercisable within 60 days by DLJ Capital Corp. Philippe Chambon, Vice President of Sprout Group, exercises voting and investment power over the shares owned by these entities.


 (4) The shares beneficially owned by entities affiliated with Domain Associates, L.L.C. include 46,443 shares owned and 2,230 shares subject to warrants exercisable within 60 days by DP III Associates, L.P.; 1,342,446 shares owned and 64,438 shares subject to warrants exercisable within 60 days by Domain Partners III, L.P.; and 200,000 shares owned by Domain Associates, L.L.C. Kathleen Schoemaker, a partner with Domain Associates, L.L.C., exercises voting and investment power over the shares owned by these entities. The shares beneficially owned by these entities do not include 906,038 shares owned or 47,874 shares subject to warrants exercisable within 60 days by 3i Bioscience Investment Trust plc, for whom Domain Associates serves as U.S. venture capital adviser and with respect to whose shares Domain Associates has no voting or investment power.

 (5) Includes 2,735,008 shares owned by entities affiliated with Alliance Technology Ventures, L.P. Alliance Technology Ventures, L.P. is a limited partnership of which Mr. Henos is managing general partner. As such, Mr. Henos shares voting and investment power over the shares owned by Alliance.
 (6) Includes 2,666,667 shares owned by William Blair Capital Partners VI, L.P. Dr. Minocherhomjee is Managing Director of William Blair Capital Partners, LLC, which is the general partner of William Blair Capital Partners VI, L.P. As such, Dr. Minocherhomjee shares voting and investment power over the shares owned by William Blair Capital Partners VI, L.P. Also includes 12,000 shares subject to options exercisable within 60 days by William Blair Capital Partners, L.L.C. over which Dr. Minocherhomjee shares voting and investment power.

 (7) Includes 46,443 shares owned and 2,230 shares subject to warrants exercisable within 60 days by DP III Associates, L.P.; 1,342,446 shares owned and 64,438 shares subject to warrants exercisable within 60 days by Domain Partners III, L.P.; and 48,000 shares held in the name of Domain Associates, L.L.C. as nominee for Dr. Schneider. Dr. Schneider is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. and DP III Associates, L.P. As such, Dr. Schneider shares voting and investment power over the shares owned by DP III Associates and Domain Partners III. The shares indicated also include 21,000 shares subject to options exercisable by Dr. Schneider within 60 days.

 (8) Includes 174,000 shares subject to options exercisable within 60 days and 100,000 shares owned by Medford Future Fund, LLLP, a family limited partnership of which Dr. Medford is the general partner. As such, Dr. Medford exercises voting and investment power over these shares.

 (9) Includes 139,000 shares subject to options exercisable within 60 days.
(10) Includes 666,666 shares owned by Cordova Technology Partners, L.P. Cordova is a limited partnership of which Dr. Dagi is both a limited and general partner. As such, Dr. Dagi has voting and investment power over the shares owned by Cordova. The shares indicated also include 12,000 shares subject to options exercisable by Dr. Dagi within 60 days.
(11) Includes 87,301 shares held by A.M. Pappas Strategic Equities Fund II, L.P., a limited partnership of which Mr. Pappas is the general partner and 30,000 shares held by A.M. Pappas & Associates, LLC, in which Mr. Pappas holds a controlling interest and of which Mr. Pappas is the Chairman and Chief Executive Officer. As such, Mr. Pappas exercises voting and investment power over these shares.
(12) All of the shares indicated are subject to options exercisable within 60 days.
(13) Includes 41,000 shares subject to options exercisable within 60 days.

(14) Includes 50,300 shares subject to options exercisable within 60 days.


(15) Includes 8,000 shares subject to options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our Fourth Amended and Restated Articles of Incorporation, which will become effective immediately prior to the closing of this offering, authorizes the issuance of up to 100 million shares of common stock, no par value, and five million shares of preferred stock, no par value, the rights and preferences of which may be established from time to time by our board of directors. As of August 1, 2000, 3,072,413 shares of common stock were issued and outstanding and 13,859,102 shares of preferred stock convertible into the same number of shares of common stock immediately prior to the completion of this offering were issued and outstanding. As of August 1, 2000, we had 59 common shareholders of record.



     Immediately after the closing of this offering, we will have 22,931,515 shares of common stock outstanding, assuming no exercise of options to acquire 2,567,795 additional shares of common stock or warrants to purchase 250,290 additional shares of common stock that are outstanding as of the date of this prospectus.


     The description set forth below gives effect to the filing of the Fourth Amended and Restated Articles of Incorporation and the adoption of the Third Amended and Restated Bylaws. The following summary is qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of our common stock have unlimited voting rights. Each shareholder is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis when, as and if declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AtheroGenics, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities of AtheroGenics.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. As of the consummation of the offering, we will have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

WARRANTS

     We have issued and outstanding warrants to purchase an aggregate of 250,290 shares of our capital stock. In February 1996 and October 1997 we issued to Phoenix Leasing Incorporated warrants to purchase 12,500 shares of Series B convertible preferred stock at an exercise price of $3.00 per share, which are exercisable for five years following this offering. Prior to this offering, these warrants will convert into the right to purchase 12,500 shares of common stock at the same price per share. In July 1998, we issued to Cousins Properties, Inc. a warrant to purchase 50,000 shares of Series B-1 convertible preferred stock at an exercise price of $5.00 per share, which is exercisable until January 2009. Prior to this offering, this warrant will convert into the right to purchase 50,000 shares of common stock at the same price per share. In August 1998, we issued to certain investors warrants to purchase 205,002 shares of Series B convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until August 19, 2008. Prior to this offering, these warrants will convert into the right to purchase 205,002 shares of common stock at the same price per share. In April 1999, we issued to certain investors warrants to purchase 200,001 shares of Series C convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until December 31, 2008. Prior to this offering, these warrants will convert into the right to purchase 200,001 shares of common stock at the same price per share.

REGISTRATION RIGHTS

     Demand Registration. According to the terms of the Amended and Restated Master Rights Agreement dated as of October 31, 1995, as amended, beginning 180 days after the closing of this offering the holders of 14,724,342 shares of common stock and warrants to acquire 200,290 additional shares of common stock have the right to require us to effect a registration of their stock on Form S-1, Form S-2, Form SB-1 or Form SB-2 so that those shares may be resold to the public. To demand a registration, the holders having such registration rights must propose to dispose of at least 20% of the common stock subject to registration or the anticipated aggregate offering price must be at least $15,000,000. If such a request is made, then the Company must use its best efforts to effect the registration. We only have to file two registration statements requested in this manner.

     In addition, the holders of common stock having registration rights may require us to effect a registration of their stock of Form S-3 at any time that we are eligible to file a registration on that form if those shareholders making the request propose to dispose of at least $1,000,000 in the offering.

     We may delay filing a demand registration if the statement would become effective within 180 days of an underwritten registration statement filed by us. We may also defer the filing of a demand registration for a period of up to 90 days once in any 12-month period.

     Piggyback Registration. In addition, if we register in an underwritten offering any securities for public sale, other than a registration relating solely to employee benefit plans, a registration relating solely to a Rule 145 transaction, or a registration on any form that does not include substantially the same information as would be required in a registration statement covering secondary sales of stock, holders of demand registration rights will have the right to include their shares in the registration statement.

     Piggyback registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. The Master Rights Agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred in connection with registrations under the agreement.

EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

     Classified Board and Removal of Directors. Our Articles of Incorporation provide for our board of directors to be elected initially to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our board of directors may only be removed for cause, which requires the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

     Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 75% of the shares then outstanding and entitled to vote.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals or director nominations must be provided to us in writing at least 60 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders, at least 60 days prior to such meeting or the tenth day following the day on which public announcement is made of the date of the meeting. Our bylaws also specify requirements as to form and content of a shareholder's notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

     Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company's voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

     - the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

     - the interested shareholder acquires 90% of the corporation's voting stock in the same transaction in which it exceeds 10%; or

     - subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

     The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

     The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (1) any shareholder who was an interested shareholder as of the date we adopted our bylaws or (2) any person or entity that is at the time of such business combination wholly owned by such interested shareholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

LISTING

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "AGIX."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, 6,000,000 shares currently outstanding will be available for sale immediately after this offering.


SALES OF RESTRICTED SECURITIES


     Upon completion of this offering, we will have outstanding 22,931,515 shares of common stock, based upon shares outstanding as of August 1, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 16,931,515 shares of common stock held by existing shareholders are "restricted shares" as defined in Rule 144. Of these shares, 15,000 shares are tradeable under Rule 144 after 90 days from the date of this prospectus. An additional 100,147 shares are subject to a 120-day lock-up pursuant to a master rights agreement between us and certain shareholders of AtheroGenics. All of the remaining restricted shares are subject to lock-up agreements providing that for a period of 180 days after the date of this prospectus, without the prior written consent of Chase Securities Inc., the shareholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock owned as of the date of this prospectus or acquired directly from us by the shareholder or with respect to which they have or may acquire the power of disposition, other than transfers by individual shareholders to family members or trusts or other legal entities for the benefit of family members, charitable organizations, or other legal entities over which such individual shareholder maintains control over the disposition and voting of such shares; or by non-individual shareholders to equity owners of that entity provided that such equity owners maintain control over the disposition and voting of such shares. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. Chase Securities Inc. may, in its sole discretion, and at any time without notice, release all or any portion of the restricted shares subject to lock-up agreements.



     Beginning 181 days after the date of this prospectus, approximately 15,318,032 restricted shares will be eligible for sale in the public market. All of these shares are subject to volume limitations under Rule 144, except 2,107,355 shares eligible for sale under Rule 144(k) and no shares eligible for sale under Rule 701, subject in some cases to repurchase rights of AtheroGenics.



     In addition, as of August 1, 2000, there were outstanding warrants to purchase 250,290 shares of common stock.


     Rule 144. In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of AtheroGenics, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1.0% of the number of shares of common stock then outstanding, which will equal approximately 228,206 shares immediately after this offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701. Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule
144. Any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their Rule 701 shares. However, certain Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the receipt of the written consent of Chase Securities Inc. more than 90 days after the date of this prospectus.


     After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our benefit plans. As of August 1, 2000, options to purchase a total of 2,567,795 shares were outstanding and 954,238 shares were reserved for future issuance under our benefit plans. Any shares of common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates or subject to lock-up agreements, will be available for immediate resale in the open market following the effectiveness of such registration statement.


LOCK-UP AGREEMENTS


     We, all of our executive officers and directors, all principal shareholders and other existing shareholders who, upon the closing of this offering, will beneficially own an aggregate of 16,816,368 outstanding shares of common stock, together with holders of options to purchase 2,567,795 shares of common stock and holders of warrants to purchase 237,790 shares of common stock, have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of Chase Securities Inc., they will not:


     - directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, our shareholders who have agreed to sign the lock-up agreement have the right, without the prior written consent of Chase Securities Inc., to transfer shares held by individual shareholders to family members, trusts, charitable organizations, or other legal entities over which such individual shareholder maintains control over the disposition and voting of such shares; or by non-individual shareholders to equity owners of that entity provided that such equity owners maintain control over the disposition and voting of such shares.

                                  UNDERWRITING

     Chase Securities Inc., FleetBoston Robertson Stephens Inc., Adams, Harkness & Hill, Inc. and A.G. Edwards & Sons, Inc. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective numbers of shares of common stock:

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Chase Securities Inc........................................
FleetBoston Robertson Stephens Inc..........................
Adams, Harkness & Hill, Inc.................................
A.G. Edwards & Sons, Inc....................................

                                                              ---------
  Total.....................................................  6,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the common shares offered by us if they purchase any shares.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                                                WITHOUT            WITH
                                                             OVER-ALLOTMENT   OVER-ALLOTMENT
                                                                EXERCISE         EXERCISE
                                                             --------------   --------------
Per Share..................................................      $                $
Total......................................................      $                $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2.0 million.

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in
excess of $          per share. The underwriters may allow and such dealers may
re-allow a concession not in excess of $          per share to certain other
dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

     We have granted to the underwriters a 30-day option to purchase up to 900,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to this option, to sell shares to the underwriters to the extent the options are exercised. The underwriters may exercise these options only to cover over-allotments made in connection with the sale of shares of common stock offered by us.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     Substantially all of our security holders and all of our executive officers and directors have agreed or will agree, subject to certain limited exceptions, prior to completion of this offering, that they will not, without the prior written consent of Chase Securities Inc., offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock owned by them for a period of 180 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options and warrants granted prior to the date hereof. We may also grant additional options or other awards under our stock option plans. Without the prior written consent of Chase Securities Inc., any additional options granted shall not be exercisable during this 180-day period.

     The representatives of the underwriters participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common shares at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the shares of common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when common shares sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     Prior to this offering, there has been no public market for our common shares. The initial public offering price for the common shares will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to our business operations and our management. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

     At our request, the underwriters have reserved up to 10% of the shares of common stock for sale at the initial public offering price to our directors, business associates and related persons. The number of common shares available for sale to the general public will be reduced if such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

     We have applied for listing of our shares of common stock on the Nasdaq National Market under the symbol AGIX.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Long Aldridge & Norman LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York. As of the date of this prospectus, Long Aldridge & Norman LLP is the beneficial owner of 33,332 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     King & Spalding is our patent counsel. The statements in this prospectus under the captions "Our failure to adequately protect or enforce our intellectual property rights or secure rights to third party patents could materially adversely affect our proprietary position in the marketplace or prevent the commercialization of our products" in the risk factors section, and "Patents and Intellectual Property" in the business section have been reviewed and approved by King & Spalding, as experts in such matters. We have included these statements in reliance upon that review and approval.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

     You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and SEC's website referred to above.

                               ATHEROGENICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Redeemable Convertible Preferred Stock
  and Common Shareholders' Deficit..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AtheroGenics, Inc.

     We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and common shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
February 18, 2000

                               ATHEROGENICS, INC.

                                 BALANCE SHEETS


                                                                                                        PRO FORMA COMMON
                                                                DECEMBER 31,            MARCH 31,     SHAREHOLDERS' EQUITY
                                                         ---------------------------   -----------             AT
                                                             1998           1999          2000           MARCH 31, 2000
                                                         ------------   ------------   -----------   ----------------------
                                                                                       (UNAUDITED)        (UNAUDITED)
                                                          ASSETS
Current assets:
  Cash and cash equivalents............................  $  3,683,423   $ 13,409,450   $10,010,491
  Unbilled receivables.................................            --        791,653     2,049,600
  Interest and other receivables.......................        62,160         32,708        51,549
  Reimbursable expenditures under operating lease......     1,153,440             --            --
  Prepaid expenses.....................................        43,422         56,911       465,986
                                                         ------------   ------------   -----------
        Total current assets...........................     4,942,445     14,290,722    12,577,626
Equipment and leasehold improvements:
  Leasehold improvements...............................       369,627      1,137,868     1,137,868
  Laboratory equipment.................................       796,683        904,599     1,130,776
  Computer and office equipment........................        54,701        168,899       264,454
  Construction in progress.............................            --        124,730       311,896
                                                         ------------   ------------   -----------
                                                            1,221,011      2,336,096     2,844,994
  Less accumulated depreciation and amortization.......       821,640      1,101,463     1,196,422
                                                         ------------   ------------   -----------
                                                              399,371      1,234,633     1,648,572
Long-term note receivable..............................            --        191,859       190,500
                                                         ------------   ------------   -----------
        Total assets...................................  $  5,341,816   $ 15,717,214   $14,416,698
                                                         ============   ============   ===========
                       LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................................  $  1,449,553   $    679,142   $   559,080
  Accrued liabilities..................................        46,755        285,600       323,958
  Accrued development costs............................     1,291,514        240,000       418,799
  Accrued interest.....................................       215,753             --            --
  Current portion of capitalized lease obligation......       198,236        101,408       138,378
  Current portion of deferred revenues.................            --      3,333,333     3,333,333
  Bridge loan..........................................     6,000,000             --            --
                                                         ------------   ------------   -----------
        Total current liabilities......................     9,201,811      4,639,483     4,773,548
Long-term portion of capitalized lease obligation......       163,262         61,854       164,811
Long-term portion of deferred revenues.................            --      1,111,111       277,778
Redeemable convertible preferred stock:
  Series A, $1 par and liquidation value:
  Authorized -- 1,000,000 shares; issued and
    outstanding -- 1,000,000 shares (none pro forma)...     1,000,000      1,000,000     1,000,000        $         --
  Series B, $3 par and liquidation value:
  Authorized -- 4,804,382 shares; issued and
    outstanding -- 4,586,815 shares at December 1998
    and 1999 and 4,695,974 at March 31, 2000 (none pro
    forma).............................................    13,704,499     13,704,499    14,164,057                  --
  Series C, $3 par and liquidation value:
  Authorized -- 8,500,000 shares; issued and
    outstanding -- 8,057,022 and 8,163,128 shares at
    December 31, 1999 and March 31, 2000, respectively
    (none pro forma)...................................            --     24,006,992    24,440,231                  --
  Series B-1, $5 par and liquidation value:
  Authorized 50,000 shares (none outstanding)..........            --             --            --                  --
  Preferred stock warrants.............................       246,125        481,875       225,713                  --
  Commitments and contingencies........................            --             --            --                  --
Common shareholders' equity (deficit):
  Common stock, no par value:
  Authorized -- 21,100,000 shares; issued and
    outstanding -- 2,410,375, 2,536,543 and 2,805,308
    shares at December 31, 1998 and 1999 and March 31,
    2000, respectively (16,180,380 shares pro forma)...       281,751      2,209,962    14,100,005          53,704,293
  Warrants.............................................            --             --            --             225,713
  Deferred stock compensation..........................            --     (1,809,680)  (11,645,770)        (11,645,770)
  Accumulated deficit..................................   (19,255,632)   (29,688,882)  (33,083,675)        (33,083,675)
                                                         ------------   ------------   -----------        ------------
        Total common shareholders' equity (deficit)....   (18,973,881)   (29,288,600)  (30,629,440)          9,200,561
                                                         ------------   ------------   -----------
        Total liabilities, redeemable convertible
          preferred stock and shareholders' deficit....  $  5,341,816   $ 15,717,214   $14,416,698
                                                         ============   ============   ===========


   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

                            STATEMENTS OF OPERATIONS


                                                                                         THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                    MARCH 31,
                                          -----------------------------------------   -------------------------
                                             1997           1998           1999          1999          2000
                                          -----------   ------------   ------------   -----------   -----------
                                                                                             (UNAUDITED)
Revenues:
  License fees..........................  $        --   $         --   $    555,556   $        --   $   833,333
  Research and development..............           --             --        791,653                   1,257,947
                                          -----------   ------------   ------------   -----------   -----------
         Total revenues.................           --             --      1,347,209            --     2,091,280
Operating expenses:
  Research and development, exclusive of
    $23,649 and $449,906 for the year
    ended December 31, 1999 and three
    months ended March 31, 2000,
    respectively, reported below as
    amortization of deferred stock
    compensation........................    4,656,478      8,954,904      9,041,345     2,200,960     2,885,640
  General and administrative, exclusive
    of $61,831 and $1,521,932 for the
    year ended December 31, 1999 and
    three months ended March 31, 2000,
    respectively, reported below as
    amortization of deferred stock
    compensation........................      988,230      1,573,807      2,593,017       427,132       786,362
  Amortization of deferred stock
    compensation........................           --             --         85,480            --     1,971,838
                                          -----------   ------------   ------------   -----------   -----------
         Total operating expenses.......    5,644,708     10,528,711     11,719,842     2,628,092     5,643,840
                                          -----------   ------------   ------------   -----------   -----------
Operating loss..........................   (5,644,708)   (10,528,711)   (10,372,633)   (2,628,092)   (3,552,560)
Net interest income (expense)...........      485,392       (205,130)       (60,617)     (122,243)      157,767
                                          -----------   ------------   ------------   -----------   -----------
Net loss................................  $(5,159,316)  $(10,733,841)  $(10,433,250)  $(2,750,335)  $(3,394,793)
                                          ===========   ============   ============   ===========   ===========
Net loss per share -- basic and
  diluted...............................  $     (2.25)  $      (4.45)  $      (4.27)  $     (1.14)  $     (1.29)
                                          ===========   ============   ============   ===========   ===========
Weighted average shares
  outstanding -- basic and diluted......    2,292,966      2,409,948      2,443,237     2,412,125     2,635,816
                                          ===========   ============   ============   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON SHAREHOLDERS'
                                    DEFICIT

                                                             REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                                     ------------------------------------------------------
                                                             SERIES A                     SERIES B
                                                     ------------------------     -------------------------
                                                      SHARES         AMOUNT        SHARES         AMOUNT
                                                     ---------     ----------     ---------     -----------
BALANCE AT JANUARY 1, 1997                           1,000,000     $1,000,000     4,570,149     $13,654,501
Issuance of stock for exercise of stock options
 at $.10 to $.30 per share......................            --             --            --              --
Issuance of warrants in relation to capital
 lease..........................................            --             --            --              --
Issuance of stock options for consulting
 services at fair value of $.08 per share.......            --             --            --              --
Net loss........................................            --             --            --              --
                                                     ---------     ----------     ---------     -----------
BALANCE AT DECEMBER 31, 1997                         1,000,000      1,000,000     4,570,149      13,654,501
Issuance stock for exercise of stock options at
 $.30 per share.................................            --             --            --              --
Issuance of 50,000 Series B-1 convertible
 preferred stock warrant in relation to building
 agreement......................................            --             --            --              --
Issuance of 200,001 Series B convertible
 preferred stock warrants in relation to bridge
 loan agreement.................................            --             --            --              --
Issuance of stock for legal services at $3 per
 share..........................................            --             --        16,666          49,998
Net loss........................................            --             --            --              --
                                                     ---------     ----------     ---------     -----------
BALANCE AT DECEMBER 31, 1998....................     1,000,000      1,000,000     4,586,815      13,704,499
Issuance of stock for exercise of stock options
 at $.10 to $.30 per share......................            --             --            --              --
Issuance of stock at $3 per share, net of
 issuance cost of $164,074......................            --             --            --              --
Issuance of 205,002 Series C convertible
 preferred stock warrants in relation to
 extension of bridge loan agreement.............            --             --            --              --
Issuance of stock for the conversion of the
 bridge loan and accrued interest at $3 per
 share..........................................            --             --            --              --
Issuance of stock for legal services at $3 per
 share..........................................            --             --            --              --
Deferred stock compensation related to stock
 option grants..................................            --             --            --              --
Amortization of deferred stock compensation.....            --             --            --              --
Net loss........................................            --             --            --              --
                                                     ---------     ----------     ---------     -----------
BALANCE AT DECEMBER 31, 1999....................     1,000,000      1,000,000     4,586,815      13,704,499
Issuance of stock for exercise of stock options
 at $.30 to $.38 per share (unaudited)..........            --             --            --              --
Issuance of stock upon exercise of stock
 warrants (unaudited)...........................            --             --       109,159         459,558
Deferred stock compensation related to stock
 option grants (unaudited)......................            --             --            --              --
Amortization of deferred stock compensation
 (unaudited)....................................            --             --            --              --
Net loss (unaudited)............................            --             --            --              --
                                                     ---------     ----------     ---------     -----------
BALANCE AT MARCH 31, 2000 (UNAUDITED)...........     1,000,000     $1,000,000     4,695,974     $14,164,057
                                                     =========     ==========     =========     ===========

                                                       REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                                  -------------------------------------------------
                                                             SERIES C                     PREFERRED
                                                  ------------------------------            STOCK
                                                   SHARES              AMOUNT             WARRANTS
                                                  ---------          -----------          ---------
BALANCE AT JANUARY 1, 1997                               --          $        --          $    103
Issuance of stock for exercise of stock options
 at $.10 to $.30 per share......................         --                   --                --
Issuance of warrants in relation to capital
 lease..........................................         --                   --                22
Issuance of stock options for consulting
 services at fair value of $.08 per share.......         --                   --                --
Net loss........................................         --                   --                --
                                                  ---------          -----------          ---------
BALANCE AT DECEMBER 31, 1997                             --                   --               125
Issuance stock for exercise of stock options at
 $.30 per share.................................         --                   --                --
Issuance of 50,000 Series B-1 convertible
 preferred stock warrant in relation to building
 agreement......................................         --                   --             4,000
Issuance of 200,001 Series B convertible
 preferred stock warrants in relation to bridge
 loan agreement.................................         --                   --           242,000
Issuance of stock for legal services at $3 per
 share..........................................         --                   --                --
Net loss........................................         --                   --                --
                                                  ---------          -----------          ---------
BALANCE AT DECEMBER 31, 1998....................         --                   --           246,125
Issuance of stock for exercise of stock options
 at $.10 to $.30 per share......................         --                   --                --
Issuance of stock at $3 per share, net of
 issuance cost of $164,074......................  5,899,999           17,535,923                --
Issuance of 205,002 Series C convertible
 preferred stock warrants in relation to
 extension of bridge loan agreement.............         --                   --           235,750
Issuance of stock for the conversion of the
 bridge loan and accrued interest at $3 per
 share..........................................  2,140,357            6,421,071                --
Issuance of stock for legal services at $3 per
 share..........................................     16,666               49,998                --
Deferred stock compensation related to stock
 option grants..................................         --                   --                --
Amortization of deferred stock compensation.....         --                   --                --
Net loss........................................         --                   --                --
                                                  ---------          -----------          ---------
BALANCE AT DECEMBER 31, 1999....................  8,057,022           24,006,992           481,875
Issuance of stock for exercise of stock options
 at $.30 to $.38 per share (unaudited)..........         --                   --                --
Issuance of stock upon exercise of stock
 warrants (unaudited)...........................    106,106              433,239          (256,162)
Deferred stock compensation related to stock
 option grants (unaudited)......................         --                   --                --
Amortization of deferred stock compensation
 (unaudited)....................................         --                   --                --
Net loss (unaudited)............................         --                   --                --
                                                  ---------          -----------          ---------
BALANCE AT MARCH 31, 2000 (UNAUDITED)...........  8,163,128          $24,440,231          $225,713
                                                  =========          ===========          =========

                                                                       COMMON SHAREHOLDERS' DEFICIT
                                                  -----------------------------------------------------------------------
                                                       COMMON STOCK                                         TOTAL COMMON
                                                  -----------------------   DEFERRED STOCK   ACCUMULATED    SHAREHOLDERS'
                                                   SHARES       AMOUNT       COMPENSATION      DEFICIT         DEFICIT
                                                  ---------   -----------   --------------   -----------    -------------
BALANCE AT JANUARY 1, 1997                        2,287,946   $   244,822    $        --     $(3,362,475)   $ (3,117,653)
Issuance of stock for exercise of stock options
 at $.10 to $.30 per share......................    121,084        12,325             --              --          12,325
Issuance of warrants in relation to capital
 lease..........................................         --            --             --              --              --
Issuance of stock options for consulting
 services at fair value of $.08 per share.......         --        24,200             --              --          24,200
Net loss........................................         --            --             --      (5,159,316)     (5,159,316)
                                                  ---------   -----------   ------------     -----------    ------------
BALANCE AT DECEMBER 31, 1997                      2,409,030       281,347             --      (8,521,791)     (8,240,444)
Issuance stock for exercise of stock options at
 $.30 per share.................................      1,345           404             --              --             404
Issuance of 50,000 Series B-1 convertible
 preferred stock warrant in relation to building
 agreement......................................         --            --             --              --              --
Issuance of 200,001 Series B convertible
 preferred stock warrants in relation to bridge
 loan agreement.................................         --            --             --              --              --
Issuance of stock for legal services at $3 per
 share..........................................         --            --             --              --              --
Net loss........................................                       --             --     (10,733,841)    (10,733,841)
                                                  ---------   -----------   ------------     -----------    ------------
BALANCE AT DECEMBER 31, 1998....................  2,410,375       281,751             --     (19,255,632)    (18,973,881)
Issuance of stock for exercise of stock options
 at $.10 to $.30 per share......................    126,168        33,051             --              --          33,051
Issuance of stock at $3 per share, net of
 issuance cost of $164,074......................         --            --             --              --              --
Issuance of 205,002 Series C convertible
 preferred stock warrants in relation to
 extension of bridge loan agreement.............         --            --             --              --              --
Issuance of stock for the conversion of the
 bridge loan and accrued interest at $3 per
 share..........................................         --            --             --              --              --
Issuance of stock for legal services at $3 per
 share..........................................         --            --             --              --              --
Deferred stock compensation related to stock
 option grants..................................         --     1,895,160     (1,895,160)             --              --
Amortization of deferred stock compensation.....         --            --         85,480              --          85,480
Net loss........................................         --            --             --     (10,433,250)    (10,433,250)
                                                  ---------   -----------   ------------     -----------    ------------
BALANCE AT DECEMBER 31, 1999....................  2,536,543     2,209,962     (1,809,680)    (29,688,882)    (29,288,600)
Issuance of stock for exercise of stock options
 at $.30 to $.38 per share (unaudited)..........    268,765        82,115             --              --          82,115
Issuance of stock upon exercise of stock
 warrants (unaudited)...........................         --            --             --              --              --
Deferred stock compensation related to stock
 option grants (unaudited)......................         --    11,807,928    (11,807,928)             --              --
Amortization of deferred stock compensation
 (unaudited)....................................         --            --      1,971,838              --       1,971,838
Net loss (unaudited)............................         --            --             --      (3,394,793)     (3,394,793)
                                                  ---------   -----------   ------------    ------------    ------------
BALANCE AT MARCH 31, 2000 (UNAUDITED)...........  2,805,308   $14,100,005   $(11,645,770)   $(33,083,675)   $(30,629,440)
                                                  =========   ===========   ============    ============    ============


   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                    THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                    MARCH 31,
                                     -----------------------------------------   -------------------------
                                        1997           1998           1999          1999          2000
                                     -----------   ------------   ------------   -----------   -----------
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net loss...........................  $(5,159,316)  $(10,733,841)  $(10,433,250)  $(2,750,335)  $(3,394,793)
Adjustments to reconcile net loss
  to net cash used in operating
  activities:
  Depreciation and amortization....      186,055        250,095        279,823        56,058        99,115
  Amortization of deferred stock
    compensation...................           --             --         85,480                   1,971,838
  Amortization of debt discount....           --        242,000        235,750
  Stock issued for services........       24,200         49,998         49,998            --            --
  Stock issued for interest........           --             --        271,071            --            --
  Changes in operating assets and
    liabilities:
    Interest and other
       receivables.................       20,073     (1,181,362)       991,033      (837,195)      (17,482)
    Unbilled receivable............           --             --       (791,653)           --    (1,257,947)
    Prepaid expenses...............      (37,134)        22,892        (13,489)      (40,506)     (409,075)
    Accounts payable...............      706,167        693,404       (770,411)      585,083      (120,062)
    Accrued liabilities............           --      1,554,022     (1,028,422)      550,754       217,157
    Deferred revenues..............           --             --      4,444,444                    (833,333)
                                     -----------   ------------   ------------   -----------   -----------
         Net cash used in operating
           activities..............   (4,259,955)    (9,102,792)    (6,679,626)   (2,436,141)   (3,744,582)
INVESTING ACTIVITIES
Purchases of equipment and
  leasehold improvements...........     (295,284)       (62,586)    (1,115,085)      (70,510)     (513,054)
                                     -----------   ------------   ------------   -----------   -----------
         Net cash used in investing
           activities..............     (295,284)       (62,586)    (1,115,085)      (70,510)     (513,054)
FINANCING ACTIVITIES
Proceeds of capital lease..........      192,872         99,984             --            --       222,500
Payments on capital lease..........     (128,758)      (180,951)      (198,236)      (48,053)      (82,573)
Proceeds from the issuance of
  preferred stock, Series C........           --             --     17,535,923            --            --
Proceeds from the issuance and
  exercise of preferred stock
  warrants.........................           22        246,000             --            --       636,635
Proceeds from the exercise of
  common stock options.............       12,325            404         33,051           844        82,115
Proceeds from bridge loan
  financing, net of warrants.......           --      5,758,000        150,000       150,000            --
                                     -----------   ------------   ------------   -----------   -----------
         Net cash provided by
           financing activities....       76,461      5,923,437     17,520,738       102,791       858,677
                                     -----------   ------------   ------------   -----------   -----------
(Decrease) increase in cash and
  cash equivalents.................   (4,478,778)    (3,241,941)     9,726,027    (2,403,860)   (3,398,959)
Cash and cash equivalents at
  beginning of period..............   11,404,142      6,925,364      3,683,423     3,683,423    13,409,450
                                     -----------   ------------   ------------   -----------   -----------
Cash and cash equivalents at end of
  period...........................  $ 6,925,364   $  3,683,423   $ 13,409,450   $ 1,279,563   $10,010,491
                                     ===========   ============   ============   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
Interest paid......................  $    40,567   $     32,622   $     28,317   $     7,073   $     3,085
Conversion of bridge loan and
  accrued interest to preferred
  stock............................           --             --      6,421,071            --            --
Warrants issued for extension of
  bridge loan......................           --             --        235,750            --            --


   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
               (INFORMATION PERTAINING TO THE THREE MONTH PERIODS
                  ENDED MARCH 31, 1999 AND 2000 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

     AtheroGenics, Inc. (the "Company") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, such as atherosclerosis, asthma, and arthritis. Prior to 1999, the Company's operations were focused on organizational activities, obtaining financing, recruiting personnel and conducting research and development; therefore, through 1998, the Company was considered to be a development stage company for financial reporting purposes.

 Unaudited Interim Financial Statements

     The financial statements as of March 31, 2000 and for the three month periods ended March 31, 1999 and 2000 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company's management, necessary for a fair presentation of financial position, results of operations and cash flows.

 Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     The Company's cash equivalents consist primarily of money market accounts on deposit with several financial institutions and the carrying amounts reported in the balance sheets approximate their fair value.

     At December 31, 1999, $5,489,334, $5,662,567, and $1,915,026 of cash and cash equivalents were on deposit at three individual financial institutions.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

  Revenue Recognition

     License fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of the Company. The Company has committed to perform certain research and development activities as part of the license agreement: accordingly, the upfront license payment is being amortized over the anticipated time period to conduct such activities. Revenues under research and development arrangements are recognized as the research and development activities are performed pursuant to the terms of the related agreements (see Note 2). These revenues are billed quarterly and the related payments are not refundable. Revenues which have not been invoiced are reflected as unbilled receivables in the accompanying balance sheets.

                               ATHEROGENICS, INC.

  Research and Development and Patent Costs

     Research and development costs, including all clinical trial expenses and expenditures related to obtaining patents, are charged to expense when incurred.

  Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued To Employees" ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The Company accounts for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123.

  Income Taxes

     The liability method is used in accounting for income taxes; deferred income assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

2. LICENSE AGREEMENT

     On October 22, 1999 the Company entered into an exclusive license agreement (the "Agreement"), consisting of contracts with each of Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough"). The Agreement provides for license fees and milestone payments to be made by Schering-Plough to the Company.

     In November 1999, pursuant to the terms of the Agreement, the Company received a $5,000,000 non-refundable license fee for the exclusive worldwide license to patent rights and licensor know-how held by the Company. Under the Agreement, the Company granted to Schering-Plough rights to develop, make, have made, import, export, use, distribute, market, promote, offer for sale and sell AGI-1067, the Company's lead product candidate, and specified compounds.

     The Agreement provides for payments to the Company by Schering-Plough related to development and sales milestones. Development milestone payments to the Company will be based on the successful achievement by Schering-Plough of certain trials and regulatory approvals. Sales milestone payments shall be based on the achievement of certain sales levels of licensed product by Schering-Plough. Schering-Plough is also to make royalty payments to the Company based on licensed product sales, as defined, by Schering-Plough and its affiliates.

     The milestone payments discussed above will be paid to the Company regardless of the Company's involvement, if any, in the development of the licensed product as the related milestones are achieved. The Agreement states that Schering-Plough shall be responsible, at its cost and expense, and in its sole judgment, for all research and development activities necessary to obtain regulatory approval for a licensed product. Schering-Plough may choose to complete the development of the licensed product without additional help from the Company. To the extent that the Company performs additional research and development at Schering-Plough's request, the Company is to be paid for performing such research and development. The Company recognized research and development revenues of $791,653 during 1999 and $1,257,947 for the three month period ended March 31, 2000 in relation to such requests.

                               ATHEROGENICS, INC.

     The Agreement will terminate pursuant to its terms when the last patent right which is the subject of the Agreement expires. Schering-Plough has the unilateral right to terminate the Agreement at any time (giving 60 days notice to the other party). Either party may terminate the Agreement upon proper notice of certain uncured material violations of the Agreement. In addition, either party may terminate the Agreement on a product-by-product basis if Schering-Plough ceases commercialization of a licensed product. The Company may also terminate the Agreement if: (a) no licensed product is in clinical trials on a specified date; and/or (b) if a New Drug Application has not been filed with the U.S. Food and Drug Administration by a specified date. Upon certain material breaches of the Agreement by the Company, Schering-Plough may either terminate the Agreement, continue the Agreement with future milestone payments materially reduced by a specified percentage, or continue the Agreement with future royalty payments reduced by a specified percentage. Should the Agreement be terminated by either party for any reason other than a breach thereof, all right, title and interest in the licensed product, licensed compounds, licensed patents and regulatory approvals and applications and know-how relating to the preceding shall revert to the Company.

3. NET LOSS PER SHARE

     Net loss per share has been computed according to SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. The Company's potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted average shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. The Company has not issued or granted shares for nominal consideration since its formation.

                               ATHEROGENICS, INC.

     The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:


                                                                                 THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                    MARCH 31,
                                  -----------------------------------------   -------------------------
                                     1997           1998           1999          1999          2000
                                  -----------   ------------   ------------   -----------   -----------
Basic and diluted:
  Net loss......................  $(5,159,316)  $(10,733,841)  $(10,433,250)  $(2,750,335)  $(3,394,793)
                                  ===========   ============   ============   ===========   ===========
  Weighted average shares used
    in computing basic and
    diluted net loss per
    share.......................    2,292,966      2,409,948      2,443,237     2,412,125     2,635,816
                                  ===========   ============   ============   ===========   ===========
  Basic and diluted net loss per
    share.......................  $     (2.25)  $      (4.45)  $      (4.27)  $     (1.14)  $     (1.29)
                                  ===========   ============   ============   ===========   ===========
Pro forma basic and diluted:
  Shares used above.............                                  2,443,237                   2,635,816
  Pro forma adjustment to
    reflect weighted average
    effect of assumed conversion
    of preferred stock..........                                 10,268,792                  13,696,740
                                                               ------------                 -----------
  Pro forma weighted average
    shares of common stock
    outstanding.................                                 12,712,029                  16,332,556
                                                               ============                 ===========
  Basic and diluted pro forma
    loss per share..............                               $       (.82)                $      (.21)
                                                               ============                 ===========


     During all periods presented the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

                                         DECEMBER 31,                       MARCH 31,
                             -------------------------------------   ------------------------
                                1997         1998         1999          1999         2000
                             ----------   ----------   -----------   ----------   -----------
Convertible (at one share
  for one share) preferred
  stock....................   5,570,149    5,586,815    13,643,837    5,570,149    13,859,102
Options....................   1,089,750    1,235,875     1,785,325    1,411,562     2,789,475
Warrants...................      12,500      262,501       467,503      262,500       250,290
                             ----------   ----------   -----------   ----------   -----------
Total......................   6,672,399    7,085,191    15,896,665    7,244,211    16,898,867
                             ==========   ==========   ===========   ==========   ===========
Weighted average exercise
  price of options per
  share....................  $      .26   $      .26   $       .28   $      .27   $       .49
                             ==========   ==========   ===========   ==========   ===========
Weighted average exercise
  price of warrants per
  share....................  $     3.00   $     3.38   $      3.21   $     3.21   $      3.40
                             ==========   ==========   ===========   ==========   ===========

4. BRIDGE LOAN

     The Company entered into a $6,000,000 bridge loan agreement on August 24, 1998 with various lenders, under which the Company had an obligation in the form of unsecured promissory notes (some of the lenders are also shareholders of the Company). The initial maturity date was December 31, 1998.

                               ATHEROGENICS, INC.

     The Company issued the lenders warrants for 205,002 shares of Series B Redeemable Convertible Preferred Stock. These warrants became exercisable January 1, 1999 for $3.00 per share and expire on August 19, 2008. The warrants have been valued at approximately $1.21 per share based on an independent appraisal, and the principal balance of the bridge loan payable has been discounted in an amount equal to such value. Such discount was amortized as additional interest expense over the original term of the bridge loan.

     On February 24, 1999 the bridge loan was increased to $6,150,000. In addition, as an inducement to extend the loan maturity date from December 31, 1998 to April 30, 1999, the Company issued the lenders additional warrants to purchase 200,001 shares of Series C Redeemable Convertible Preferred Stock. These warrants became exercisable April 13, 1999 for $3.00 per share and expire on December 31, 2008. The warrants have been valued at approximately $1.15 per share based on an independent appraisal, and the principal balance of the bridge loan payable has been discounted in an amount equal to such value. Such discount was amortized as additional interest expense over the extended term of the bridge loan.

     Accordingly, 205,002 shares of Series B Redeemable Convertible Preferred Stock and 200,001 shares of Series C Redeemable Convertible Preferred Stock have been reserved for issuance under these warrants at December 31, 1999. During the three months ended March 31, 2000, 217,213 of these warrants were exercised.

     On April 13, 1999 the promissory notes were converted to 2,050,000 shares of Series C Redeemable Convertible Preferred Stock. On the date of conversion, accrued interest totaling $382,799 was paid by a combination of $111,728 in cash and the issuance of 90,357 additional shares of Series C Redeemable Convertible Preferred Stock based on the fair values of such shares as determined by the most recent arms-length stock purchase transaction.

     The weighted average interest rate for the bridge loan for August 24 through December 31, 1998 was 10.1%, and such rate for the period from January 1 through April 13, 1999 was 9.75%.

5. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock are convertible into common stock at the option of each holder, or automatically upon the completion of an underwritten public offering of the Company's common stock providing net proceeds of at least $15,000,000 or an offering price of at least $7.50 per share, at a conversion rate of one-to-one, which rate is to be adjusted in the event of a subdivision or combination of stock or reorganization, consolidation, merger or sale of the Company. Any outstanding shares of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock are redeemable at the option of the holder on April 15, 2004 and on each subsequent October 15 and April 15 thereafter for the Series C Redeemable Convertible Preferred Stock, at the greater of the fair value of the shares of the Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock on that date, or $1.00, $3.00, $5.00 and $3.00 per share, respectively, plus declared and accrued but unpaid dividends. The holders of shares of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible, and the holders of the common shares and each such Series of Redeemable Convertible Preferred Stock are each entitled to elect two members of the Board of Directors. The remaining member of the Board of Directors shall be elected by a plurality of the holders of preferred and common stocks, with each share of preferred having voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Dividends are payable as declared by the Board of Directors. In the event of liquidation of the Company, the Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Shareholders are entitled to receive, prior to and in preference to the holders of common stock, an amount equal to $1.00, $3.00, $5.00 and $3.00 per share, respectively, plus any declared and accrued but unpaid

                               ATHEROGENICS, INC.

dividends. In the event that funds are not adequate to pay the stated liquidation prices, the preferred shareholders shall be paid on a pro rata basis.

     On April 13, 1999 the Company authorized 5,000,000 and issued 2,333,333 shares of Series C Redeemable Convertible Preferred Stock for cash at $3.00 per share, net of issuance costs of $58,000. On May 11, 1999 the Company authorized the issuance of an additional 2,500,000 shares of Series C Redeemable Convertible Preferred Stock of which 899,999 shares were issued for cash at $3.00 per share, net of issuance costs of $45,000. On August 30, 1999 the Company authorized an additional 1,000,000 and issued 2,666,667 shares of Series C Redeemable Convertible Preferred Stock for cash at $3.00 per share, net of issuance costs of approximately $61,000.

     At December 31, 1999, the Company has reserved a total of 14,111,340 shares of common stock for the conversion of the Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock and warrants.

6. COMMON STOCK

     On January 11, 1995 the Company entered into a license agreement with Emory University (the "License Agreement") under which the Company received the exclusive rights to certain patents as to which key employees of the Company were named as the inventors. In addition, the Company has an option to obtain the exclusive rights to additional patents which are currently pending. In consideration for entering into the License Agreement, the Company paid Emory University a signing fee and will be required to pay royalties upon sales of products utilizing the patented technology, and milestone payments totaling $250,000 upon the occurrence of certain specified events. In addition, the Company agreed to issue Emory University common stock up to specified limits. The Company issued 188,108 shares of common stock at $.10 per share on January 19, 1995, and, on October 31, 1995, the Company issued 54,038 shares of common stock at $.30 per share in connection with the closing of the Series B Redeemable Convertible Preferred Stock purchase agreement. These issuances completed the Company's equity obligation under the terms of the License Agreement.

7. STOCK OPTIONS

     During 1995 the Company established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase the Company's common stock may be granted to employees, directors, consultants or contractors at prices not less than 75% of the fair values of the shares on the dates of grant.

     The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of the Company's common stock, and as of December 31, 1999, the Company has reserved 433,000 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest immediately, but, pursuant to the terms of an equity ownership agreement, the Company may, if it chooses to do so, repurchase a declining percentage of shares issued pursuant the exercise of options

                               ATHEROGENICS, INC.

during the four-year period following the grant date if the optionee's employment or affiliation with the Company is terminated. A summary of stock option activity under the 1995 Plan follows:

                                                                                         WEIGHTED
                                                               SHARES    PRICE RANGE   AVERAGE PRICE
                                                              --------   -----------   -------------
Outstanding at January 1, 1997..............................   564,250    $.10-.30         $.15
  Granted...................................................   342,750         .30          .30
  Exercised.................................................  (121,084)    .10-.30          .10
  Canceled..................................................  (328,916)    .10-.30          .26
                                                              --------
Outstanding at January 1 and
  December 31, 1998.........................................   457,000     .10-.30          .20
  Exercised.................................................   (24,000)        .10          .10
  Canceled..................................................   (17,800)        .30          .30
                                                              --------
Outstanding at December 31, 1999............................   415,200     .10-.30          .20
  Exercised.................................................   155,200         .30          .30
                                                              --------
Outstanding at March 31, 2000...............................   260,000     .10-.30          .15
                                                              ========

     The following table summarizes information concerning outstanding and exercisable options under the 1995 Plan as of December 31, 1999:

                              OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
-------------------------------------------------------------------------------   ------------------------------
                                            WEIGHTED AVERAGE
                                NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE                OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------                -----------   ----------------   ----------------   -----------   ----------------
$.10........................    206,000           5.5                $.10           206,000           $.10
 .30........................    209,200           7.3                 .30           209,200            .30
                                -------                                             -------
                                415,200           6.4                 .20           415,200            .20
                                =======                                             =======

     Effective July 30, 1997, the Company established an equity ownership plan (the "1997 Plan") whereby options to purchase the Company's common stock may be granted to employees, directors, consultants or contractors at prices not less than the fair values of the shares on the dates of grant. The 1997 Plan authorizes the grant of options for up to 1,474,416 shares of the Company's common stock, and as of December 31, 1999, the Company has reserved 1,370,903 shares of common stock for issuance under the 1997 Plan. The 1997 Plan allows for grants of non-qualified options and incentive stock options. Non-qualified options granted under the 1997 Plan vest immediately, but, pursuant to the terms of an equity ownership agreement, the Company may, if it chooses to do so, repurchase a declining percentage of shares issued pursuant the exercise of options during the four-year period following the grant date if the optionee's employment or affiliation with the Company is terminated. Incentive stock options generally vest over four years. The majority of the stock options granted under the 1997 Plan are incentive stock options.

                               ATHEROGENICS, INC.

     A summary of stock option activity under the 1997 Plan follows:

                                                                             WEIGHTED AVERAGE
                                                    SHARES     PRICE RANGE        PRICE
                                                   ---------   -----------   ----------------
Outstanding at January 1, 1997...................         --    $      --          $ --
  Granted........................................    632,750          .30           .30
                                                   ---------
Outstanding at December 31, 1997.................    632,750          .30           .30
  Granted........................................    151,500          .30           .30
  Exercised......................................     (1,345)         .30           .30
  Canceled.......................................     (4,030)         .30           .30
                                                   ---------
Outstanding at December 31, 1998.................    778,875          .30           .30
  Granted........................................    748,000      .30-.31           .30
  Exercised......................................   (102,168)         .30           .30
  Canceled.......................................    (54,582)         .30           .30
                                                   ---------
Outstanding at December 31, 1999.................  1,370,125      .30-.31           .30
  Granted........................................  1,277,250     .38-8.25           .70
  Exercised......................................   (113,565)         .30           .30
  Canceled.......................................     (4,335)         .30           .30
                                                   ---------
Outstanding, at March 31, 2000 (unaudited).......  2,529,475     .38-8.25           .50
                                                   =========

     The following table summarizes information concerning currently outstanding and exercisable options granted under the 1997 Plan as of December 31, 1999:

                          OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
------------------------------------------------------------------------   ------------------------------
                                     WEIGHTED AVERAGE
                         NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE         OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------         -----------   ----------------   ----------------   -----------   ----------------
$.30.................   1,073,125          8.25               $.30           452,801           $.30
 .31.................     297,000           9.8                .31                --             --
                        ---------
                        1,370,125           8.5                .30           452,801            .30
                        =========

     During 1999, in connection with the grant of certain options to employees, the Company recorded non-cash deferred stock compensation of $1,895,160 representing the difference between the exercise price and the deemed fair value of the Company's common stock on the dates these stock options were granted. Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using the graded vesting method. The graded vesting method provides for vesting of each portion of the overall award over its respective vesting period, and results in higher vesting in earlier years than straight-line vesting. During 1999, the Company recorded amortization of deferred stock compensation of $85,480. At December 31, 1999, the Company had a total of approximately $1,800,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. Such amortization will approximate $900,000 in 2000, $500,000 in 2001, $300,000 in 2002, and $100,000 in 2003.


     On January 28, 2000 the Company's board of directors authorized options as to an additional 2,250,000 shares to be granted under the 1997 Plan and granted options as to 1,222,000 shares of common stock, at an exercise price of $.38 per share, to certain employees and directors. This grant resulted in additional non-cash deferred stock compensation of approximately $11,600,000 based on the then estimated fair value of $9.90 per share. The Company will amortize such deferred stock compensation using the graded vesting method in the approximate amounts of: $6,900,000 in 2000; $2,600,000 in 2001; $1,500,000 in 2002; and
$600,000 in 2003. The amount of deferred stock compensation amortization to be recorded in future periods could decrease if options for which such deferred stock compensation has been

                               ATHEROGENICS, INC.

recorded are forfeited. In February and March 2000, options as to an additional 55,250 shares were granted with exercise prices of $7.70 to $8.25, and in May through July 2000, options as to an additional 92,000 shares were granted at an exercise price of $8.25 per share. The February through July grants resulted in an additional $460,000 of deferred stock compensation based on the then estimated fair value of $11.00 per share.


     Pro forma information regarding net income is required by FASB 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options (which are granted with an exercise price equal to fair market value as determined by the Board of Directors on the grant date) was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6.01%, 4.65% and 5.75%, respectively; no dividend yield; and a weighted-average expected life of the options of 5 years.

     For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted average fair values of options granted during 1997, 1998 and 1999 equal $.08, $.06 and $2.54, respectively. The amount for 1999 was determined on the graded vesting method after giving consideration to the above mentioned $1,895,160 of deferred stock compensation. Pro forma net loss and net loss per share are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                -----------------------------------------
                                                   1997           1998           1999
                                                -----------   ------------   ------------
Net loss......................................  $(5,168,000)  $(10,744,826)  $(10,503,993)
Net loss per share (basic and diluted)........        (2.25)         (4.45)         (4.30)

     Options granted to non-employees of the Company during 1997 generated $24,200 of operating expense which is included in the statement of operations.

     Since FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999.

8. INCOME TAXES

     At December 31, 1999 the Company has net operating loss carryforwards and research and development credit carryforwards of $24,855,283 and $1,111,891, respectively, for income tax purposes which both begin to expire in 2009. The significant components of the Company's deferred tax assets are:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Net operating loss carryforwards............................  $7,205,452   $ 9,445,008
Deferred revenue............................................          --     1,688,889
Research credits............................................     777,000     1,111,891
                                                              ----------   -----------
          Total deferred tax assets.........................   7,982,452    12,245,788
Valuation allowance.........................................   7,982,452    12,245,788
                                                              ----------   -----------
Net deferred tax assets.....................................  $       --   $        --
                                                              ==========   ===========

     Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $2,063,400, $4,827,312 and $4,263,335 in 1997, 1998 and 1999,
respectively.

     The Company's net operating loss carryforwards may be subject to certain IRC Section 382 limitations on annual utilization in the event of changes in ownership of the Company. These limitations

                               ATHEROGENICS, INC.

could significantly reduce the amount of the net operating loss carryforwards available to the Company in the future.

     The Company has not yet completed a full analysis of IRC Section 382 limitations on the cumulative net operating loss carryforward. However, the annual limitations are not expected to prevent utilization of the net operating loss carryforward due to the significant increases in value indicated by the successive issues of preferred stock. If a change in ownership has occurred, there will be an annual accrual limitation; however, this limitation is not expected to result in a loss of the deferred tax benefit.

9. LEASES

     Rent expense under operating leases amounted to $86,939 in both 1997 and 1998 and $639,934 in 1999.

     On June 19, 1998 the Company entered into an operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $60,400 began March 2, 1999, the date occupancy commenced, and are subject to increases during each successive twelve-month period based on changes in the Consumer Price Index. Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. The Company may extend the lease term for two successive five-year periods. The Company's other operating lease obligations are not significant.

     As of December 31, 1998 the Company had incurred directly approximately $1,153,000 of laboratory and office construction costs which were reimbursed to the Company by the lessor during 1999 pursuant to the lease agreement and included in the lessor costs covered by the operating lease. The Company also makes additional lease payments to the lessor of approximately $29,000 per month through March 1, 2009 related to additional expenditures made by the lessor for leasehold improvements and equipment, all of which have estimated useful lives well in excess of ten years.

     In conjunction with the above-described lease, the Company issued the lessor a warrant for 50,000 shares of Series B-1 Redeemable Convertible Preferred Stock. The warrant has been valued at $.08 per share based on an independent professional appraisal. The warrant became exercisable on January 1, 1999 for $5 per share and expires on January 1, 2009.

     On March 25, 1999 the Company entered into a sublease agreement for a portion of its new office and laboratory space with Inhibitex, Inc. and monthly lease payments of $11,923 began March 26, 1999. The lease term ends on March 31, 2009.

     On July 31, 1999 the Company entered into a sublease agreement for a portion of its new office space with ATV Management Corp. and monthly lease payments of approximately $6,200 began on September 1, 1999. The lease term ends on July 31, 2002. The Chairman of the Board of Directors of the Company is the President and sole shareholder of ATV Management Corp.

     At December 31, 1999, the Company's minimum aggregate commitments (net of sublease income) under long-term, non-cancelable operating leases are as follows:

                                                    GROSS      SUBLEASE INCOME      NET
                                                 -----------   ---------------   ----------
2000...........................................  $ 1,118,606     $  217,848      $  900,758
2001...........................................    1,109,136        217,848         891,288
2002...........................................    1,096,106        186,693         909,413
2003...........................................    1,084,681        143,076         941,605
Thereafter.....................................    5,674,609        751,149       4,923,460
                                                 -----------     ----------      ----------
                                                 $10,083,138     $1,516,614      $8,566,524
                                                 ===========     ==========      ==========

                               ATHEROGENICS, INC.

     In February 1996 the Company entered into a sale leaseback agreement for up to $750,000 of equipment. Equipment in the cumulative amount of $750,000 was sold to the lessor and leased back to the Company for four-year lease terms commencing on various dates during 1996 through 1998. The capital leases have been recorded using the financing method. In addition, in February 1996, the Company issued to the lessor warrants to purchase 12,500 shares of Series B Redeemable Convertible Preferred Stock at $3 per share.

     Shares of preferred stock and common stock have been reserved for the exercise and conversion, respectively, of the above-described warrants.

     Equipment and leasehold improvements include the following amounts for leases which have been capitalized at December 31, 1998 and 1999:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Lab equipment...............................................  $750,000   $750,000
Less accumulated amortization...............................   412,000    600,000
                                                              --------   --------
                                                              $338,000   $150,000
                                                              ========   ========

     Amortization of leased assets is included in depreciation and amortization expense. The equipment leases provide for one-year extensions at the end of the lease terms.

     Future minimum lease payments under capital leases consist of the following at December 31, 1999:

2000........................................................  $114,625
2001........................................................    57,241
2002........................................................     2,449
                                                              --------
          Total minimum lease payments......................   174,315
Less amounts representing interest and warrants.............    11,053
                                                              --------
Present value of net minimum lease payments.................   163,262
Less current portion........................................   101,408
                                                              --------
                                                              $ 61,854
                                                              ========

     The amounts recorded as capital lease obligations approximate the estimated fair market values.

10. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan covering eligible employees which is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating employees may elect to contribute up to 15% of their salary (up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code). The Company may make a discretionary contribution. During 1999 the Company matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. The Company's contribution to the plan for 1998 and 1999 aggregated $33,932 and $37,703, respectively.

                               ATHEROGENICS, INC.

11. CONCENTRATIONS OF SUPPLIERS

     The Company has contracts with two third party manufacturers which serve as sole source suppliers of bulk drug substance and formulated drug product. The Company believes that it could obtain bulk drug and formulated drug product from other manufacturers and formulators at competitive prices, if necessary.

12. INITIAL PUBLIC OFFERING

     In January 2000 the Board of Directors authorized the officers of the Company to proceed with the preparation and filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed Initial Public Offering. If the offering contemplated by this prospectus is consummated, the preferred stock outstanding as of the closing date will be converted into shares of the Company's common stock. The unaudited pro forma shareholders' equity in the accompanying balance sheet as of December 31, 1999 reflects conversion of the outstanding preferred stock into 13,859,102 shares of common stock. Unaudited pro forma net loss per share (see Note 3) is computed as if the outstanding preferred stock had been converted into common stock on the date of issuance.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 SHARES

                              (ATHEROGENICS LOGO)

                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS
                            -----------------------

                                   CHASE H&Q

                               ROBERTSON STEPHENS

                          ADAMS, HARKNESS & HILL, INC.

                           A.G. EDWARDS & SONS, INC.
                            ------------------------

                                            , 2000

                            ------------------------

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

       NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON SHARES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

       UNTIL                , 2000, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:


Securities and Exchange Commission registration fee.........  $   26,400
National Association of Securities Dealers, Inc. filing
  fee.......................................................      10,500
Nasdaq National Market listing fee..........................      95,000
Printing fees...............................................     250,000
Legal fees and expenses.....................................     450,000
Accounting fees and expenses................................     350,000
Blue sky fees and expenses..................................      15,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous fees..........................................     793,100
                                                              ----------
          Total.............................................  $2,000,000
                                                              ==========


---------------

* To be completed by amendment.

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Fourth Amended and Restated Articles of Incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the Georgia Business Corporation Code, the personal liability of directors and officers for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties; provided, however, that our Articles of Incorporation and Section 14-2-202(b)(4) of the Georgia Code do not permit us to eliminate or limit liability for (1) a breach of duty involving appropriation of a business opportunity of ours; (2) an act or omission which involves intentional misconduct or a knowing violation of law; (3) any transaction from which an improper personal benefit is derived; or (4) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of personal liability, then the liability of each of our directors and officers shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of any of our directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of our board of directors. Section 14-2-851 also provides such indemnity for directors who, at our request, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to our best interest and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys' fees, incurred with respect to a proceeding. However, if the director is adjudged liable to us in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

     Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (1) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (2) by a majority of the members of a committee of two or more disinterested directors, (3) by special legal counsel or (4) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

     Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the mandatory right of indemnification granted to directors under
Section 14-2-852, as described above. In addition, we may, as provided by our Articles, Bylaws, general or specific actions by our board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     We plan to enter into indemnification agreements with each of our directors and certain executive officers. The indemnification agreements set forth certain procedural matters relating to indemnification, including the manner in which an indemnified party may make a claim and the right of an indemnified party to court adjudication of his or her claim if we deny such indemnification.

     Our officers and directors are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act," including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. We pay the cost of such insurance as permitted by our Bylaws and the laws of the State of Georgia.


     Reference is hereby made to Section 7(b) of the underwriting agreement, the form of which is filed as Exhibit 1.01 hereto, in which the underwriters agree to indemnify our directors and officers and certain other persons against certain civil liabilities.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, we have sold and issued the following securities:

          1. In April, May and August 1999, we issued an aggregate of 5,899,999 shares of Series C convertible preferred stock to 21 institutional and sophisticated investors, consisting primarily of venture capital companies, for a consideration of $3.00 per share, or an aggregate of $17,699,997 before expenses of the private placements of approximately $164,000. In accordance with the terms of the Series C convertible preferred stock, each share of Series C convertible preferred stock will be converted into one share of our common stock immediately prior to the consummation of the public offering.

          2. In August and December 1998, we issued to some of the holders of our Series A and Series B convertible preferred stock $6,150,000 principal amount notes bearing interest at a rate per annum equal to the prime rate as published in The Wall Street Journal plus 2%. At that time we also issued warrants exercisable for 205,002 shares of our Series B convertible preferred stock. In April 1999 we issued warrants exercisable for 200,001 shares of our Series C convertible stock to the noteholders as consideration for extending the maturity of the notes. The notes and, at the option of the noteholders, the accrued and unpaid interest on the notes were converted into 2,140,357 shares of our Series C convertible preferred stock in April 1999. In accordance with the terms of the Series B convertible preferred stock and the Series C convertible preferred stock, each share of convertible preferred stock will be converted into one share of our common stock immediately prior to the consummation of the public offering.


          3. From January 1, 1997 through August 1, 2000, we granted incentive stock options and nonqualified stock options to purchase an aggregate of 3,256,250 shares of our common stock at exercise prices ranging from $.30 to $8.25 per share to employees and directors under our 1995 Stock Option Plan and our 1997 Equity Ownership Plan, and issued an aggregate of 517,702 shares upon the exercise of these and previously granted options. Of these options granted, options to purchase 472,238 shares of common stock have been canceled.


          4. In July 1998, we issued to Cousins Properties, Inc. a warrant to purchase 50,000 shares of our Series B-1 convertible preferred stock at an exercise price of $5.00 per share. This warrant will be converted into a warrant to purchase 50,000 shares of our common stock at an exercise price of $5.00 per share immediately prior to the consummation of the public offering in accordance with the terms of the Series B-1 convertible preferred stock.

          5. In December 1998, we issued to Long Aldridge & Norman LLP 16,666 shares of Series B convertible preferred stock for consideration of $3.00 per share or an aggregate of $49,998 in legal fees incurred by AtheroGenics in 1998. In accordance with the terms of the Series B convertible preferred stock, each share of Series B convertible preferred stock will be converted into one share of our common stock prior to the consummation of the public offering.

          6. In April 1999, we issued to Long Aldridge & Norman LLP 16,666 shares of Series C convertible preferred stock for consideration of $3.00 per share or an aggregate of $49,998 in legal fees incurred by AtheroGenics in 1998. In accordance with the terms of the Series C convertible preferred stock, each share of Series C convertible preferred stock will be converted into one share of our common stock prior to the consummation of the public offering.

          7. In October 1997, we issued to Phoenix Leasing Incorporated a warrant to purchase 2,200 shares of Series B convertible preferred stock at an exercise price of $3.00 per share in connection with the Master Lease Agreement between Phoenix Leasing and us dated November 1, 1995. This warrant will be converted into a warrant to purchase 2,200 shares of our common stock at an exercise price of $3.00 per share immediately prior to the consummation of the public offering in accordance with the terms of the Series B convertible preferred stock.

     No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of some options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith:


EXHIBIT
NO.                                       DESCRIPTION
-------                                   -----------
 1.01         --  Form of Underwriting Agreement.
 3.01**       --  Form of Fourth Amended and Restated Articles of
                  Incorporation of AtheroGenics, Inc.
 3.02**       --  Form of Third Amended and Restated Bylaws of AtheroGenics,
                  Inc.
 4.01         --  Form of Common Stock Certificate.

EXHIBIT
NO.                                       DESCRIPTION
-------                                   -----------
 4.02**       --  Amended and Restated Master Rights Agreement dated October
                  31, 1995, as amended by First Amendment dated November 1,
                  1995; Second Amendment dated July 30, 1996; Third Amendment dated April 13, 1999; Fourth Amendment dated May 11, 1999;
                  and Fifth Amendment dated August 30, 1999.
 4.03**       --  Applicable provisions of Fourth Amended and Restated
                  Articles of Incorporation and Third Amended and Restated
                  Bylaws of AtheroGenics, Inc. (to be incorporated by
                  reference to Exhibits 3.01 and 3.02).
 5.01         --  Opinion of Long Aldridge & Norman LLP (including consent).
10.01+        --  Exclusive License Agreements dated October 22, 1999 by and between AtheroGenics, Inc. and each of Schering-Plough Ltd.
                  and Schering Corporation.
10.02+        --  Exclusive License Agreement dated July 17, 1998 between The
                  Regents of the University of California and AtheroGenics,
                  Inc.
10.03**+      --  License Agreement dated January 11, 1995 between Emory
                  University and AtheroGenics, Inc.
10.04**+      --  Patent Purchase Agreement dated April 26, 1995 between
                  AtheroGenics, Inc. and Sampath Parthasarathy, together with
                  Services Agreement dated April 26, 1995 between
                  AtheroGenics, Inc. and Sampath Parthasarathy.
10.05**+      --  Sponsored Research Agreement dated October 14, 1996 between
                  Emory University and AtheroGenics, Inc.
10.06**       --  Consulting Agreement dated May 11, 2000 between
                  AtheroGenics, Inc. and William Scott, Ph.D.
10.07**       --  AtheroGenics, Inc. 1995 Stock Option Plan, together with form of nonqualified stock option agreement.
10.08**       --  AtheroGenics, Inc. 1997 Equity Ownership Plan, as amended by
                  Amendment No. 1 and Amendment No. 2.
10.09**       --  Preferred Shares Purchase Warrant dated August 24, 1998 between AtheroGenics, Inc. and certain Lenders named
                  therein.
10.10**       --  Series C Convertible Preferred Stock Purchase Warrants of
                  AtheroGenics, Inc.
10.11**       --  Promissory Note dated April 1, 1999 between Inhibitex, Inc.
                  and AtheroGenics, Inc.
10.12**++     --  Lease Agreement dated June 19, 1998 between Cousins
                  Properties, Inc. and AtheroGenics, Inc.
10.13**++     --  Master Equipment Lease dated November 1, 1995 between
                  Phoenix Leasing Incorporated and AtheroGenics, Inc.
23.01         --  Consent of Ernst & Young LLP.
23.02         --  Consent of Long Aldridge & Norman LLP (contained in Exhibit
                  5.01).
23.03**       --  Consent of King & Spalding.
24.01**       --  Powers of Attorney.
27.1          --  Financial Data Schedule (for SEC use only).
27.2          --  Financial Data Schedule (continued).


---------------
 * To be filed by amendment.

** Previously filed.

 + Certain confidential information contained in this document has been omitted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended.

++ We agree to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to this agreement upon request by the Commission.

   (b) Financial Statement Schedules

     No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information which may be omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 4, 2000.

                                      ATHEROGENICS, INC.

                                      By:/s/ RUSSELL M. MEDFORD, M.D., PH.D.
                                         ---------------------------------------
                                             RUSSELL M. MEDFORD, M.D., PH.D.
                                          President and Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES
INDICATED:


                      NAME                                      TITLE                       DATE
                      ----                                      -----                       ----
PRINCIPAL EXECUTIVE OFFICER:

             /s/ RUSSELL M. MEDFORD               President and Chief Executive          August 4, 2000
------------------------------------------------    Officer, Director
               RUSSELL M. MEDFORD

PRINCIPAL FINANCIAL AND PRINCIPAL
  ACCOUNTING OFFICER:

             /s/ MARK P. COLONNESE                Vice President of Finance and          August 4, 2000
------------------------------------------------    Administration and Chief
               MARK P. COLONNESE                    Financial Officer

ADDITIONAL DIRECTORS:

                       *                          Director                               August 4, 2000
------------------------------------------------
                MICHAEL A. HENOS

                       *                          Director                               August 4, 2000
------------------------------------------------
               R. WAYNE ALEXANDER

                       *                          Director                               August 4, 2000
------------------------------------------------
                VAUGHN D. BRYSON

                       *                          Director                               August 4, 2000
------------------------------------------------
                 T. FORCHT DAGI

                       *                          Director                               August 4, 2000
------------------------------------------------
                 VIJAY K. LATHI

                       *                          Director                               August 4, 2000
------------------------------------------------
              ARDA MINOCHERHOMJEE

                       *                          Director                               August 4, 2000
------------------------------------------------
                ARTHUR M. PAPPAS

                       *                          Director                               August 4, 2000
------------------------------------------------
              RICHARD S. SCHNEIDER

                               [Signatures continued on following page.]

                      NAME                                      TITLE                       DATE
                      ----                                      -----                       ----
                       *                          Director                               August 4, 2000
------------------------------------------------
                WILLIAM A. SCOTT

           *By: /s/ MARK P. COLONNESE
   ------------------------------------------
               Mark P. Colonnese
                Attorney-in-fact